

03032656

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Aur Resources Inc.

*CURRENT ADDRESS 1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4624 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/16/03

A major copper producer in the Americas

Annual Report 2000

The Louvicourt Mine

is a technologically advanced, low-cost

underground Canadian

base metal operation

The Quebrada Blanca Mine

is a large, long-life, open-pit

copper mine in Chile

The Andacollo Mine

is a highly efficient, Chilean operation

producing superior quality cathode copper

Aur Resources Inc.

is a Canadian-based, international mining company with operations in Canada and Chile. Copper is the principal metal produced by Aur, with a record 99 million pounds having been produced in 2000. In 2001, production is expected to increase to 247 million pounds and generate 95% of Aur's revenues. Aur operates the Louvicourt copper-zinc-precious metal underground mine in Québec and the open-pit Quebrada Blanca and Andacollo copper mines in northern Chile. These mines are low-cost and operate with a high regard for human safety and the environment.

Aur intends to continue to build its asset base and increase shareholder value through strategic acquisitions and new exploration discoveries in the years ahead.



Shovel loading ore at the Quebrada Blanca Mine


Flin Flon, Manitoba
39 Properties
Base Metal and Gold Exploration
Val d'Or, Québec
52 Properties
Base Metal and Gold Exploration
Louvicourt Mine
Toronto, Ontario
Cerro Colorado, Panama
Copper Deposit
Quebrada Blanca Mine
Andacollo Mine
Santiago, Chile
4 Properties
Copper and Gold Exploration


D7D Series

High tech

Size

Quality

In November 2000, major growth was achieved in your Company



with the acquisition of a 76.5% interest in the Quebrada Blanca copper mine in Chile. As a result, Aur's copper reserves quadrupled to over 2.1 billion pounds, annual production will triple to over 247 million pounds beginning in 2001 and the mine life of the Company's current operations has been increased to over 12 years. This acquisition is a major step toward Aur providing solid increases in value for shareholders and achieving its objective of becoming a major mining enterprise.

Mining

The Louvicourt and Andacollo mines completed another full year of superior operating performance in 2000. Louvicourt continues to be a reliable, low-cost producer with cash operating costs of $0.43 per pound of copper last year. Andacollo produced a record 48.6 million pounds of copper in 2000 and "CDA" brand copper is regarded as amongst the best quality in the world. Both these mines are expected to continue their efficient, low-cost operating performance in 2001 and beyond.

The Quebrada Blanca Mine is scheduled to produce 165 million pounds of copper, equal to 67% of Aur's total production, in 2001. The $50 million capital investment program, designed to increase production to 176 million pounds per year beginning in 2003 and to reduce operating costs to below $0.50 per pound of copper, is underway and the benefits of this work and other operating efficiencies can be expected to begin to be realized in 2001. The Quebrada Blanca Mine is a major new asset which will generate significant cash flow for Aur for at least the next 12 years.

Business Development

Aur's evolution from a small exploration company into a significant mining enterprise is a result of its business development activities: exploration and acquisitions. Aur's future growth will be based upon the success of these ongoing business development activities and the financial support provided by the strong operating cash flow and solid asset value of its mines.

Copper, copper-gold and Louvicourt-type polymetallic base metal deposits will be the focus of the Company's exploration and acquisition efforts. Geographically, the principal focus will be on the Americas, however, initiatives in other areas will be undertaken as appropriate. Aur is committed to carrying out systematic exploration work on its major landholdings in the Val d'Or and Flin Flon – Snow Lake mining camps in Canada, with Chile also being a priority country for Aur's exploration activities. This approach has been successful in the past and will lead to new discoveries in the years ahead.

The acquisition of new mines for Aur will require us to continue to be opportunistic and thorough in both our technical and financial approach to achieve our goal of materially increasing the scope of Aur's mining activities in the short to medium term.

The financial commitment Aur has made to Quebrada Blanca will constrain our ability to purchase new significant mining assets until such time as our balance sheet is strengthened through debt reduction. Near term acquisitions will therefore have to be accomplished through synergistic mergers which are materially accretive to Aur shareholders and recognize the significant discount in the market value of Aur shares to both its book and net asset values. Management is continuously evaluating acquisition opportunities and, at the right time, will be prepared to take the next step in Aur's growth.

Financial Results (US$)

Revenue in 2000 was a record $89.5 million and cash flow from operating activities was $35.1 million, a 109% increase over 1999. Copper accounted for 89% of production revenue this past year and is expected to increase to 95% in 2001 as the impact of the Quebrada Blanca acquisition is realized. In 2001, mining revenues are expected to be approximately $227 million which will include the first full year of production from the Quebrada Blanca Mine. Aur had $29 million of cash resources and $67 million of working capital at December 31, 2000 which are expected to increase to $70 and $90 million, respectively, in 2001, excluding any prepayments of Aur's $170 million of debt related to the Quebrada Blanca acquisition. The revenue forecast is based upon a copper price of $0.85 per pound and, with 62% of scheduled production hedged at $0.87 per pound, this is believed to be achievable.

Aur incurred a net loss of $15 million in 2000 due to a $25.4 million writedown of its investment in all its non-producing mineral properties and most of its marketable and long-term securities. These writedowns do not impact Aur's producing operations, its cash flows or its business development activities.

For the third time in its history, Aur borrowed funds from banking institutions to finance an important mining investment. On both prior occasions, the bank debt incurred for the development of the Louvicourt and Andacollo mines was repaid well ahead of schedule. It is anticipated that Aur will repeat this pattern with respect to the Quebrada Blanca acquisition and once again be in a position to access significant debt capital to continue its growth objectives.

People

Success in business is dependent on the people who commit themselves to its achievement on a day-to-day basis. Aur's team is comprised of over 1,675 geologists, engineers, miners, financial managers, support staff and contractors. These people have made Aur the solid growing company that it is today and have laid the groundwork for Aur's future growth.

The acquisition of Quebrada Blanca has significantly increased the size of your Company and hands-on management in all of Aur's activities is critical to our future success. In order to ensure that Aur's mining operations and business development activities provide maximum shareholder value and to continue the development of key members of the management team, Aur created internal divisions to manage the day-to-day operation of the Company in two geographic areas. The North & Central America Division will be led by Edmund Stuart and the South America Division by David Brace, as Divisional Presidents. Aur's executive officers will continue to have overall responsibility for the Company's business activities and work closely with the divisional management.

Objectives for 2001

This year will be exciting and challenging for Aur as we incorporate the Quebrada Blanca Mine into our operations. The key objectives which have been set for 2001 are:

- continue the low-cost, safe, environmentally sound operations at the Louvicourt and Andacollo mines;
- produce 75,000 tonnes of copper at Quebrada Blanca with significant improvements in quality;
- begin the capital investment program at Quebrada Blanca designed to increase production and lower costs;
- discover new ore deposits on Aur's exploration properties;
- progress Aur's acquisitions activities with a view toward continuing growth; and
- strengthen the balance sheet through debt reduction.

Your Company achieved significant growth in 2000 and is now well-positioned to benefit from improvements in the copper price in the years ahead. As North America's premier mid-size copper company, we believe that the opportunities for continued growth are excellent and every effort will be made to achieve what has been Aur's corporate objective since its inception – develop into a major mining company.

On behalf of the board of directors, I would like to thank all of Aur's employees for their continuing commitment to the Company and all our technical and financial business partners for their contribution to our success.



James W. Gill
President and Chief Executive Officer

March 9, 2001

North & Centra



America Division



Mining

LOUVICOURT MINE

The Louvicourt Mine, located near Val d'Or, Québec, continues to be one of North America's most efficient, underground base metal mining operations. In 2000, Louvicourt generated $44.4 million in operating income for its owners, Aur (30%), Novicourt Inc. (45%) and Teck Corporation (25%). Cash operating costs, net of by-product credits and including all smelting, refining and transportation charges, were $0.43 per pound of copper produced.

Metal production in 2000 totalled approximately 112 million pounds of copper, 40 million pounds of zinc, 870,000 ounces of silver and 31,200 ounces of gold from the mining and milling of 1.6 million tonnes of ore. Mine production averaged 4,333 tonnes per day, mill recoveries were excellent and mine-site operating costs continued to be among the lowest in the business at $24.95 per tonne milled. These results reflect the ongoing commitment of the Louvicourt employees to continuous improvement in all areas of the operation.

Capital expenditures at Louvicourt in 2000 totalled $2.1 million, of which $1.6 million was spent on major mine development and $0.5 million on mine equipment. In 2001, the capital budget is $0.8 million including $0.7 million of capital development costs. The mine capital development will be essentially complete in 2001 and capital expenditures are expected to be minimal for the balance of Louvicourt's current mine life of approximately four years.

Safety in the workplace and protection of the environment command the highest priority at Aur's operations. In 2000, Louvicourt maintained its mine safety ranking in the first quartile for Québec metal mines and continued to operate in full environmental compliance.

In 2000, Aur completed a test seismic survey over the Louvicourt deposit designed to detect massive sulphide deposits to a depth of 2,000 metres below surface. Based on encouraging results obtained from this test, a 3D seismic survey over a 28 square kilometre area, which includes the Louvicourt property, will be carried out in 2001.

The Louvicourt Mine is expected to continue its solid performance in 2001. Metal production is scheduled to be approximately 114 million pounds of copper, 45 million pounds of zinc, 905,000 ounces of silver and 34,900 ounces of gold. Site operating costs are expected to be $26.31 per tonne milled and total operating costs are forecast at $0.47 per pound of copper produced net of by-product credits. At a copper price of $0.85 per pound, this will result in production income of approximately $43.1 million.

Louvicourt generated $44.4 million in operating income for its owners

(Left) Headframe – Louvicourt Mine

Louvicourt Mine Statistics (100%)

	1996	1997	1998	1999	**2000**	2001 *Budget*
Operations						
Tonnes milled	1,600,348	1,574,616	1,601,431	1,612,475	**1,586,045**	1,569,500
Tonnes per day	4,373	4,314	4,387	4,418	**4,333**	4,300
Copper grade (%)	3.4	3.7	3.6	4.2	**3.3**	3.4
Zinc grade (%)	1.5	1.4	1.4	1.4	**1.4**	1.6
Silver grade (g/t)	25.0	23.6	25.1	28.5	**24.7**	26.5
Gold grade (g/t)	0.95	0.89	0.84	1.01	**0.85**	0.98
Copper recovery (%)	96.0	96.7	96.9	96.9	**96.8**	96.5
Zinc recovery (%)	75.8	76.7	80.4	77.9	**81.4**	80.1
Silver recovery (%)	67.3	68.8	68.8	72.2	**72.2**	70.7
Gold recovery (%)	67.9	69.6	72.6	72.2	**69.2**	67.8
Production						
Copper concentrate (tonnes)	179,839	196,894	195,842	228,274	**179,478**	180,322
Zinc concentrate (tonnes)	31,891	30,554	33,215	30,417	**32,805**	35,682
Copper production (million lbs.)	114	124	123	143	**112**	114
Zinc production (million lbs.)	39	38	41	37	**40**	45
Silver production (oz.)	869,000	822,000	890,000	1,068,000	**870,000**	905,000
Gold production (oz.)	33,300	31,400	31,600	37,700	**31,200**	34,900
Costs						
Operating cost per pound of copper sold*	$0.49	$0.51	$0.49	$0.41	**$0.43**	$0.47
Minesite operating cost per tonne of ore milled	$33.00	$27.00	$24.72	$24.30	**$24.95**	$26.31
Capital expenditures (millions)	$7.2	$4.2	$3.3	$2.5	**$2.0**	$0.8

** Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and is net of by-product credits.*

Mineral Reserves and Mineral Resources (100%) *At December 31, 2000*

Mineral Reserves	*t(000's)*	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Proven	5,408	3.21	1.78	26.8	0.90
Probable	204	2.27	0.55	17.9	0.45
Total	5,613	3.18	1.73	26.5	0.88
Mineral Resources (including Reserves)	*t(000's)*	*Cu (%)*	*Zn (%)*	*Ag (g/t)*	*Au (g/t)*
Measured	6,466	3.88	1.82	29.2	0.92
Indicated	660	2.97	2.32	33.1	0.87
Total	7,126	3.80	1.87	29.6	0.92
Inferred	432	1.90	3.03	39.0	0.78

Notes:

"t(000's)" means thousands of tonnes; "g/t" means grams per tonne; "Cu" means copper; "Zn" means zinc, "Ag" means silver and "Au" means gold.

The Louvicourt reserve and resource estimates have been prepared and classified in accordance with the standards established under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("43-101"). The qualified persons responsible for direct supervision of the estimates are Bernard Salmon, P.Eng., Chief Geologist, Louvicourt Mine, as to the resource estimate and Denis Fleury, P.Eng., Chief Engineer, Louvicourt Mine, as to the reserve estimate. The proven and probable reserves represent those parts of the measured and indicated resources, respectively, that are economically viable after allowing for waste rock dilution, for extraction losses and for historic mine-mill grade adjustment factors. It is unlikely that a material portion of the measured and indicated resources that are not currently classified as reserves can be upgraded to reserves.

The reserve calculations incorporate a copper price of $0.95/lb. ($0.85/lb. for material scheduled to be mined in 2001), a zinc price of $0.55/lb., a silver price of $5.00/oz., a gold price of $275/oz. and a net smelter return cut-off of $24.50.

The resources are stated at a 2% copper equivalent ("CuEq") cut-off grade. The CuEq grades applied to by-product metals are: 0.33%CuEq for 1% Zn, 0.006%CuEq for 1g/t Ag and 0.42%CuEq for 1g/t Au. The resource classification is based on block model sample density measured by the number of sample points within a 35 metre spherical radius of a block centre. Measured, indicated and inferred resources are composed of blocks with sample densities of 40 or more samples, 20-39 samples and 1-19 samples, respectively.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Business development

Aur's growth into a major international mining company is dependent upon success in its business development activities, together with the efficient operation of its mines. The North and Central America Division's business development activities include exploration and acquisitions, both of which are designed to provide Aur with new sources of mine production for the future. The objective of these activities is to discover and/or acquire low-cost, bulk-mineable copper and/or gold deposits and Louvicourt-type polymetallic base metal deposits.

Aur has a large land position in the Val d'Or, Québec and Flin Flon, Manitoba mining camps, both of which are important producers of base metals and gold. Aur has made a significant investment in exploration in the past and will continue to do so in 2001. The business development team, which is comprised of 15 professionals located in Val d'Or, Flin Flon and Toronto, will also intensify its search for new exploration and acquisition opportunities elsewhere in North and Central America in an effort to contribute to Aur's growth in the future.


Exploration expenditures by region – 2000
Western Canada
25%
Eastern Canada
50%
U.S.A. and
Central America
25%
Exploration expenditures by commodity
Gold
25%
Base metals
75%

EXPLORATION

In 2000, exploration work was undertaken on 18 of Aur's properties in Canada and the United States and on the search for new projects at a cost of $3.6 million, of which Aur's share was $2.7 million, the balance being provided by joint venture partners. On a geographic basis, 50% of the Division's exploration expenditures were incurred in Eastern Canada, 25% in Western Canada and 25% in the United States and Central America. On a commodity basis, 75% of the expenditures were allocated to base metals and 25% to gold projects. A total of 30,000 metres of drilling was completed on 11 properties.

Eastern Canada

Aur is the largest landholder in Québec's historic Val d'Or mining camp with control of 49 mineral properties covering approximately 38,000 hectares located close to the Louvicourt property. In 2000, the Eastern Canada program, which totalled $2.8 million of which Aur's share was $1.8 million, was principally devoted to exploring the favourable stratigraphy on Aur's properties along strike from the Louvicourt property with a view to finding new reserves and extending the life of this operation. This work included 21,000 metres of diamond drilling on seven properties principally located east of the Louvicourt Mine. This drilling did not intersect mineralization of economic significance and it is now felt that only the favourable stratigraphy below a depth of 1,000 metres warrants further exploration on these properties.

One of the exploration highlights in 2000 was the completion of a test 2D seismic survey over the Louvicourt deposit. The survey was conducted to evaluate a relatively new application of seismic technology designed to detect massive sulphides to depths of 2,000 metres below surface. Based on the encouraging results obtained in this survey, a 3D seismic survey will be carried out over a 28 square kilometre area of the Louvicourt, **Louvex**, **Bonnefond** and **Chimo** properties at a cost of $2 million in 2001.

The budget for Eastern Canada for 2001 is $2.6 million. In addition to the seismic survey, this budget provides for 7,600 metres of drilling to test targets on the **Auriac** property and on the newly-optioned **Dunraine** property located to the west of the Louvicourt property, as well as to identify and investigate new exploration opportunities throughout eastern Canada.

Western Canada

Aur holds a controlling interest in 38 mineral properties covering approximately 76,500 hectares located in the established Flin Flon-Snow Lake, Lynn Lake and Hanson Lake mining camps in Manitoba and Saskatchewan. Aur, and its 30% partner Thundermin Resources Inc., intend to continue the systematic evaluation of this large land package while seeking new partners to help fund this effort.

The 2000 exploration program focussed on three properties where 7,355 metres of drilling was completed. This included 3,000 metres primarily to test a new area on the large **Bigstone** property in Saskatchewan, 3,000 metres to test two zones on the **Sherlynn** property in the Lynn Lake area and 1,400 metres to test geophysical anomalies on the **Sam** property in the Flin Flon area. Although some high-grade precious metal intersections were obtained, including 40.5 g/t Au over 1.0 metre on Bigstone and 420 g/t Ag and 12.7 g/t Au over 0.8 metres on Sherlynn, none of these programs produced results worthy of additional work at this time.

Aur purchased the **Rod** property located in the Snow Lake area in 2000. Two small, high-grade Cu-Zn deposits were mined previously on this property which is believed to host the down-plunge extension of a low-grade, pyritic, massive sulphide zone which is located on the neighbouring Linda property. This sulphide zone may represent a halo around a higher-grade deposit located further down plunge.

The 2001 budget is $0.9 million, approximately 80% of which will be spent on four properties in the Flin Flon, Snow Lake and Lynn Lake areas. In addition to compilation and geophysical surveys, a total of 5,450 metres of diamond drilling is planned, of which 3,000 metres will be on the Rod property.

Louvicourt's operating costs a low $0.43 per pound of copper



(From left to right) Robert Hamilton, Guy Belleau and Joseph Pépin from the Louvicourt Mine

Global refin



Wayne Levert operates the new, state-of-the-art drilling equipment at Louvicourt

opper production over 31.5 billion pounds in 2000

United States and Central America

Aur carried out a small gold exploration program in Nevada in 2000 which did not lead to the discovery of any significant mineralization and, in October, a decision was made to close the Reno office.

Aur will continue to seek advanced stage base metal and/or gold exploration projects in selected areas of the United States and Central America in 2001. A budget of $140,000 has been established for this initiative, which will be managed from Canada.

Acquisitions

Aur's acquisition activities will target low-cost, bulk-mineable copper and/or gold deposits and Louvicourt-type polymetallic base metal deposits which will significantly contribute to corporate growth and profitability. This program will focus on producing and/or development stage assets which may be acquired by outright purchase or through synergistic corporate mergers with companies holding such assets.

Aur reviewed a number of base metal and gold opportunities in Canada, the United States and Central America during 2000, some of which remain under consideration; however, the Quebrada Blanca acquisition was Aur's principal focus this past year.

In 2001, the North & Central America Division has budgeted $175,000 for an acquisitions program which will focus on identifying, evaluating and negotiating for new acquisitions. Target deposits for acquisition will have a size capable of supporting an annual production equivalent to at least 50 million pounds of copper over a life of at least 10 years. Smaller deposits will also be considered in the Val d'Or area close to Aur's existing infrastructure. Geographically, the focus will be in the area of producing mining operations in Ontario/Québec and Manitoba/Saskatchewan, as well as in other geologically and politically favourable jurisdictions in Canada, the United States, Mexico and other Central American countries.

In 1998, Aur obtained an option to acquire a 100% interest in the Cerro Colorado copper deposit in Panama. This deposit is among the largest in the world with resources reported by previous owners of 1.75 billion tonnes averaging 0.64% copper. In 1999 and 2000, Aur carried out an evaluation of Cerro Colorado and concluded that a significant underground exploration program, estimated at $10 million, is required in order to better define the copper resources and to further evaluate the economies of developing a mine. In February 2001, Aur acquired the Cerro Colorado deposit and is currently seeking partners to help fund the future development of this deposit.

Cerro Colorado is one of the largest undeveloped copper deposits in the world

Developed countries consur



Bernard Salmon and Petr Pelz examine drill core underground at Louvicourt

pproximately 50% of

South







America Division



Mining

Quebrada Blanca Mine

The Quebrada Blanca Mine is a long-life, open-pit copper mining operation which produces cathode copper using solvent extraction electro-winning (SX-EW) technology.

Aur acquired a 76.5% interest in the Quebrada Blanca Mine located in northern Chile from Cominco Ltd. and Teck Corporation on November 22, 2000 and became operator at that time.

The Quebrada Blanca Mine produced 68,615 tonnes of copper in 2000 at a cash operating cost, including transportation and marketing, of $0.52 per pound of cathode copper sold. Operating income in 2000 was $37.3 million for its owners: Aur (76.5%), Pudahuel (13.5%) and ENAMI (10%).

Copper production was 151 million pounds in 2000. A total of 28.7 million tonnes of rock was mined, of which 5.9 million tonnes was heap leach ore at a grade of 1.49% total copper (1.24% soluble copper) which was crushed, agglomerated and stacked for heap leaching and 1.9 million tonnes of oxide and dump leach ore grading 0.57% total copper which was stock-piled for future processing.

Copper production in 2000 was impacted by a 25 day labour strike in June which ended with the signing of a comprehensive 4 year labour contract.

Capital expenditures in 2000 of $6.7 million were incurred principally on powerhouse maintenance and replacing mine equipment.

In 2001, the Quebrada Blanca Mine is expected to produce at least 75,000 tonnes of cathode copper at a cash operating cost of $0.51 per pound sold including all transportation and marketing costs. A total of 29 million tonnes of rock is scheduled to be mined, of which 6.6 million tonnes is to be ore at an average grade of 1.51% total copper (1.38% soluble copper) which will be crushed, agglomerated and stacked for heap leaching and 1.5 million tonnes grading 0.80% total copper is to be stockpiled for dump leaching. Safety in the workplace and respect for the environment will be important elements of the Quebrada Blanca Mine operation.

The mine life at Quebrada Blanca, based upon the proven and probable mineral reserves at December 31, 2000, is approximately 12 years. Aur believes that sufficient mineral resources will be upgraded to mineral reserves, mined and processed to ensure at least an additional 2 years of production.

Chile is the largest copper-producing country in the world

(Left) Mining at Quebrada Blanca



Stacking ore on leach pads at Quebrada Blanca

The Quebrada Blanca property has been essentially unexplored since 1994 and, based upon the very limited exploration results obtained to date, the potential to outline significant additional economic copper mineralization amenable to SX-EW processing is high, both in the immediate area of the current open pit and elsewhere on the property. A systematic exploration program was initiated in late 2000 and a budget of $1.0 million has been established to continue this exploration effort in 2001. There is, in addition to the supergene reserves and resources, a large primary copper deposit of unknown size and grade which underlies the heap leachable supergene deposit.

Aur will carry out exploration work to establish the reserves and evaluate the mineability of this copper deposit in future years.

A capital investment program designed to increase copper production to 80,000 tonnes per year beginning in 2003, improve copper cathode quality to 100% LME Grade "A" and to reduce operating costs will be carried out at Quebrada Blanca beginning in 2001. The cost of this program is estimated at approximately $50 million and the planned operational improvements are expected to begin to be realized this year.

Quebrada Blanca produced 68,615 tonnes of copper in 2000

Quebrada Blanca Mine Statistics (100%)

	1997	1998	1999	**2000**	2001 *Budget*
Operations					
Tonnes ore & waste mined (millions)	28.8	30.5	31.8	28.7	29.2
Tonnes heap leach ore stacked (millions)	5.8	6.5	5.8	5.9	6.6
Tonnes ore stacked/day	15,899	17,926	16,030	16,396	18,166
Total copper grade stacked (%)	1.64	1.47	1.49	1.49	1.51
Soluble copper grade stacked (%)	1.50	1.28	1.27	1.24	1.38
Strip ratio	3.0:1	2.1:1	3.1:1	2.7:1	2.6:1
Production					
Copper cathode produced (million lbs.)	147.3	156.7	161.1	151.3	165.3
Copper cathode produced (tonnes)	66,796	71,082	73,077	68,615	75,000
Costs					
Operating cost per pound of copper sold*	$0.57	$0.58	$0.52	$0.52	$0.51
Capital expenditures (millions)				$6.7	$18.7

* *Cash operating cost per pound of copper sold includes all transportation and marketing costs.*

Quebrada Blanca Mine Leachable Mineral Reserves and Resources (100%)

At December 31, 2000

Mineral Reserves

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*
Proven	31,686	1.20	17,320	0.60	4,150	0.58	53,156	0.96
Probable	53,170	1.04	21,165	0.56	5,267	0.58	79,602	0.88
Total	84,856	1.10	38,486	0.57	9,417	0.58	132,758	0.91

Mineral Resources (including Mineral Reserves)

	Heap Leach		Dump Leach		Oxide Leach		Total	
Category	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*	*t(000's)*	*TCu%*
Measured	32,571	1.18	18,662	0.60	4,152	0.58	55,385	0.94
Indicated	59,875	1.01	32,286	0.52	5,284	0.58	97,445	0.82
Total	92,446	1.07	50,948	0.55	9,436	0.58	152,830	0.87
Inferred	19,352	0.87	29,562	0.43	4,886	0.55	53,800	0.60

Notes:

"t(000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade.

The QB mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Johny Bonilla, Chief Mine Geologist, QB Mine and Victor Pinto, Mine Superintendent, QB Mine, under the supervision of David J. Libby, P.Eng. Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the currently planned final pit outline which was derived from the QB 1999 block model and adjusted for the pit topography at December 31, 2000. Proven reserves and measured resources include broken stockpiles totalling 15.6 million tonnes grading 0.59 TCu%, with the remainder being in situ.

The mineral reserves and resources were estimated using a copper price of $0.90/lb. and cut-off grades of 0.40 RCu% for heap leach mineralization, 0.12 RCu% for dump leach mineralization and 0.32 RCu% for oxide leach mineralization, where RCu% represents the estimated recovered copper grade for the mineral reserve categories.

The mineral resource classification is based on block model sample density measured by the number of composites in each polygon, using a search ellipsoid of 50 x 50 x 37.5 m. for the measured mineral resources, 100 x 100 x 100 m for the indicated mineral resources and greater than 100 x 100 x 100 m for the inferred resources.

Resources that do not qualify as reserves do not have demonstrated economic viability.

proximately 33% of global copper demand





Copper production at Andacollo was 48.6 million pounds of very high quality cathode copper

ANDACOLLO MINE

The Andacollo Mine, located in north-central Chile, produced a record 22,029 tonnes of copper at a cash operating cost, including transportation and marketing, of $0.47 per pound of copper sold in 2000. Operating income in 2000 was $18.7 million. Compañía Minera Carmen de Andacollo, the owner of the Andacollo Mine, is itself owned 70% by Aur and 30% by Compañía Minera del Pacífico, with ENAMI holding an effective 10% net profits interest.

Copper production was 49 million pounds of very high quality, LME Grade "A" registered, cathode copper in 2000. A total of 12.7 million tonnes of rock was mined, of which 3.4 million tonnes was ore at a grade of 0.79% soluble copper which was crushed, agglomerated and stacked for heap leaching. Capital expenditures were $0.2 million.

The Andacollo Mine continues to operate at a high level of safety performance and in full environmental compliance. During the year, Andacollo was awarded the 1999 National Award for contributions to the Chilean Mining Industry and was runner-up for the 1999 J.T. Ryan Safety Award for the lowest lost-time accident frequency for mines in Chile.

The large primary copper sulphide deposit which underlies the supergene mineral reserves currently being mined at Andacollo remains a potential source of ore for the future should copper prices stabilize at $0.95 per pound or higher.

In 2001, the Andacollo Mine is expected to produce at least 21,500 tonnes of LME Grade "A" cathode copper at a cash operating cost of $0.52 per pound sold including all transportation and marketing costs. A total of 17 million tonnes of rock is scheduled to be mined, of which 3.4 million tonnes is to be ore at an average grade of 0.72% soluble copper which will be crushed, agglomerated and stacked for leaching. 80% of the 251 employees at the mine are from the neighbouring town of Andacollo. The Andacollo Mine continues to be a reliable, efficient, open-pit mining operation.

(Left) Andacollo Mine

opper consumed in automobiles: 25 kg/car

Andacollo Mine Statistics (100%)

	1997	1998	1999	**2000**	2001 *Budget*
Operations					
Tonnes ore & waste mined (millions)	9.0	8.4	9.6	12.7	17.0
Tonnes ore stacked (millions)	2.7	2.6	3.0	3.4	3.4
Tonnes ore stacked/day	7,600	7,170	8,085	9,405	9,325
Total Cu grade stacked (%)	1.09	1.08	0.93	0.94	0.86
Soluble copper grade stacked (%)	0.87	0.86	0.75	0.79	0.72
Strip ratio	2.4:1	2.2:1	2.5:1	2.7:1	4.0:1
Production					
Copper cathode produced (million lbs.)	43.5	47.1	48.1	48.6	47.4
Copper cathode produced (tonnes)	19,800	21,400	21,800	22,029	21,500
Copper inventory in heaps (tonnes)	10,500	10,422	10,161	13,318	10,000
Costs					
Operating cost per pound of copper sold*	$0.58	$0.51	$0.49	$0.47	$0.52
Capital expenditures (millions)				$0.20	$1.74

* *Cash operating cost per pound of copper sold includes all transportation and marketing costs.*

Andacollo Mine Leachable Mineral Reserves and Resources (100%)

At December 31, 2000

Mineral Reserves	*t(000's)*	*TCu %*	*SCu %*
Proven	18,910	0.77	0.68
Probable	4,329	0.68	0.59
Total	23,239	0.75	0.67

Mineral Resources (including Mineral Reserves)	*t(000's)*	*TCu %*	*SCu %*
Measured	34,142	0.63	0.53
Indicated	15,447	0.52	0.43
Total	49,589	0.60	0.50
Inferred	258	0.43	0.38

Notes:

"t(000's)" means thousands of tonnes; "TCu%" is the percent assayed total copper grade; "SCu%" is the percent soluble copper, which is the sum of the acid soluble copper assay and cyanide soluble copper assay.

The Andacollo mineral reserve and resource estimates have been prepared and classified in accordance with the standards established under 43-101. The qualified persons responsible for the mineral resource and reserve estimates, respectively, are Neil Barr, P.Geo., Chief Mine Geologist, Andacollo Mine, and Roberto Diaz, formerly Chief Engineer, Andacollo Mine, under the supervision of David J. Libby, P.Eng. Vice-President, Mining Operations, South America Division. The proven and probable reserves comprise those portions of the measured and indicated resources, respectively, that are contained within the August 2000 pit design which was derived from the July 2000 block model and adjusted for the pit topography at December 31, 2000.

Additional low grade mineral reserves totalling 5.8 million tonnes grading 0.36 TCu% (0.27 SCu%) in the proven category and 1.6 million tonnes grading 0.41 TCu% (0.27 SCu%) in the probable category are being stockpiled and will be available for leaching at the end of the projected mine life.

The mineral reserves and resources were estimated using a copper price of $0.95/lb. ($0.85/lb. for material to be mined in 2001) and variable cut-off grades ranging from 0.20 SCu% to 0.38 SCu%. Proven reserves and measured resources include broken stockpiles, totalling 247,000 tonnes averaging 0.82% TCu, with the remainder being in situ. Measured resources are defined by a minimum 22 drill hole composites (drill hole spacing at approximately 50 metres). Indicated resources are defined by between 3 and 21 drill hole composites (drill hole spacing at approximately 50 x 75-100 metres) and inferred resources, by up to 2 composites and drillholes spaced at over 100 metres.

Resources that do not qualify as reserves do not have demonstrated economic viability.

Business development

The South America Division is focussing its business development activities on the acquisition of and exploration for new copper and/or gold assets. These activities are concentrated in Chile to take advantage of the business synergies with the Quebrada Blanca and Andacollo mines. The evaluation of potential acquisitions in Peru and Argentina will also be carried out. Opportunities in other South American countries will be reviewed as warranted. The South American business development program, including acquisitions and exploration, will be actively pursued in 2001 at a cost of $2.0 million.



2000
Acquisition expenditures 25%
Exploration expenditures 75%

Exploration

The objective of the exploration effort of the South America Division is to discover bulk-mineable copper and/or gold deposits which will significantly impact Aur's growth and profitability. This work will focus principally on the Andean Cordilleria in Chile, which is the largest copper producing region in the world and a host to a number of significant gold mining operations.

The South American exploration team comprised of eight professionals based in Santiago, Chile identified 16 large areas considered prospective for copper and gold deposits during 2000. Anomalous gold and silver mineralization was identified in several areas and resulted in the acquisition of three properties. The $1.7 million 2001 exploration program will focus on evaluating these properties through a program of detailed mapping, sampling, ground geophysics and drilling of priority anomalies and on the ongoing search for new economic deposits in Chile.



Fernando Rojas examining Quebrada Blanca ore

Acquisitions

Aur's acquisition program culminated in the purchase of a majority interest in the Quebrada Blanca Mine in November 2000. Aur's systematic evaluation of new advanced acquisition opportunities will continue in 2001 with a focus on bulk mineable copper and/or gold projects in the Andean Cordilleria.

The South American acquisition and exploration program will be $2.0 million in 2001



About copper

Copper is an important metal used in worldwide industrial development. The excellent heat and electrical conductivity of copper, its resistance to corrosion and its malleability and ductility have resulted in copper being utilized extensively in the building construction industry, the telecommunication and other electronic and electrical businesses as well as in the transportation and industrial machinery businesses. As global industrial development expands, demand for copper can also be expected to grow.

Western world copper consumption was over 12.6 million tonnes in 2000, an increase of approximately 4.5% over 1999. Global consumption was led by Asia at 38% with the Americas and Europe each at 29%. The United States accounted for 21% and China approximately 11% of global consumption in 2000. Copper consumption has grown at a rate exceeding global GDP every year since 1986 and is expected to continue to do so in the future.

Refined copper production was approximately 12 million tonnes in 2000. The LME copper inventories fell over 400,000 tonnes to 360,000 tonnes at year-end. The price of copper reached a low of $0.74 in mid-April and peaked at $0.91 in mid-September, before ending a year of high volatility at $0.82 per pound.


U.S. copper consumption by end-use
Consumer & general products 10%
Transportation equipment 12%
Industrial machinery and equipment 11%
Building construction 40%
Electrical and electronic products 27%

The supply/demand fundamentals suggest that copper prices should strengthen during 2001 as the only major new mines scheduled to begin production this year are Antamina and El Tesoro. The current high energy costs, if sustained, may result in copper production cut-backs as it may no longer be economically attractive to maintain production at certain higher-cost mines. Most planned mine expansions over the next few years are primarily being undertaken to maintain current production levels as ore grades fall.


Copper LME daily inventories & cash price
US cents/lb
Tonnes (thousands)
95
90
85
80
75
70
65
60
55
50
900
800
700
600
500
400
300
1999
2000
LME Cash Price
LME Inventories
Jan Mar May Jul Sep Nov Jan Mar May Jul Sep Nov



Cathode copper bundles ready for shipment

(Left) Electrowinning Plant at Quebrada Blanca



Management's Discussion & Analysis

(expressed in United States dollars unless otherwise specified)

Substantive Changes to Financial Reporting and Accounting Policies

Aur acquired a controlling interest in the Quebrada Blanca Mine on November 22, 2000 (note 3 to the Consolidated Financial Statements). At that time certain important changes were made in Aur's financial reporting practices and accounting policies to be more consistent with a mining company of Aur's size and the distribution of its revenues and expenses (note 2 to the Consolidated Financial Statements). In light of these changes, comparative financial statements for the years from 1995, the year Aur commenced commercial production of copper, to date, have been provided at the end of this discussion.

FINANCIAL RESULTS

Overview

Revenue in 2000 was a record $89.5 million and cash flow from operating activities was $35.1 million, equal to $0.45 (CDN$0.70) per share, compared to $16.8 million, equal to $0.22 (CDN$0.35) per share in 1999. Expenses totalled $104.4 million including $25.4 million, equal to $0.33 (CDN$0.50) per share, of write-offs of Aur's investment in all non-producing mineral properties and certain marketable securities and long-term investments. As a result, Aur had a net loss of $15.0 million, equal to $0.19 (CDN$0.29) per share, for 2000 compared to net earnings of $1.1 million, equal to $0.02 (CDN$0.03) per share, in 1999. The asset writedowns do not impact Aur's producing operations, cash flows or its business development activities.

MINING

Overview

Aur owns an interest in three producing mines: Louvicourt, Andacollo and Quebrada Blanca.

The Louvicourt Mine, located near the city of Val d'Or, Québec, Canada, is a joint venture with Teck Corporation and Novicourt Inc., in which Aur is the operator and holds a 30% interest. Aur's Consolidated Financial Statements reflect 30% of the assets, liabilities, revenues, expenses and cash flows of the Louvicourt Mine joint venture.

Aur is the controlling shareholder of Compañía Minera Carmen de Andacollo S.C.M. ("CDA"), the private Chilean corporation that owns the Andacollo Mine located near the town of Andacollo, Chile. Aur accounts for the Andacollo Mine on a fully consolidated basis. Aur owns 70% of the Series A shares (63% of the total shares outstanding) of CDA, with Compañía Minera del Pacífico ("CMP") holding the remaining 30%. The Series B shares are held by ENAMI, a Chilean government entity, are equal in number to 10% of the total number of shares of CDA outstanding and are essentially equivalent to a 10% net profits royalty interest. Aur's Consolidated Balance Sheets and Statements of Operations reflect 100% of the assets, liabilities, revenues and expenses of the Andacollo Mine with CMP's 30% reflected as a minority interest. Due to preferential rights to cash flows related to obligations of CDA, Aur receives 100% of the next $19.5 million plus interest of Andacollo's net cash flows, 70% of the subsequent $36.8 million plus interest and 63% thereafter.

Aur is also the controlling shareholder of Compañía Minera Quebrada Blanca S.A. ("QB"), the private Chilean corporation that owns the Quebrada Blanca Mine located 170 kilometres southeast of the port city of Iquique, Chile. Aur accounts for the Quebrada Blanca Mine on a fully consolidated basis. Aur owns 90% of the Series A shares (76.5% of the total shares outstanding) of QB, with Inversiones Mineras S.A. ("Pudahuel") holding the remaining 10%. The Series B and C shares are held by ENAMI and Pudahuel, are equal in number to 15% of the total number of shares of QB outstanding and are essentially equivalent to a 15% net profits royalty interest. Aur's Consolidated Balance Sheets and Statements of Operations reflect 100% of the assets, liabilities, revenues and expenses of the Quebrada Blanca Mine with Pudahuel's 10% reflected as a minority interest. Due to preferential rights to cash flows related to obligations of QB, Aur essentially receives 100% of the next $143 million (plus interest on $126 million thereof) of Quebrada Blanca's net cash flows, 90% of the subsequent $80 million and 76.5% thereafter.

The Louvicourt, Andacollo and Quebrada Blanca Mines combined to generate $89.5 million of mining revenues for Aur in 2000. This 22% increase over 1999's mining revenues included $13.4 million resulting from the inclusion of Quebrada Blanca's production for the 40 day period commencing November 22, 2000, the date of its acquisition by Aur. Copper production to Aur's account totalled 99.3 million pounds in 2000 compared with 91.5 million pounds in 1999.

(Left) Twila Griffith mapping in Andacollo open pit

Aur's Mine Production (1)

	Aur's beneficial interest	*2001 budget*	**2000**	*1999*
Louvicourt	30%			
Copper (million lbs.)		34.1	**33.6**	43.0
Zinc (million lbs.)		13.4	**12.1**	11.2
Silver (thousand oz.)		271.5	**260.9**	320.4
Gold (thousand oz.)		10.5	**9.4**	11.3
Andacollo	70%			
Copper (million lbs.)		47.4	**48.6**	48.1
Quebrada Blanca	90%			
Copper (million lbs.)		165.3	**17.3** (2)	–

(1) All production figures are shown on a 100% basis, with the exception of Louvicourt, which represents Aur's 30% joint venture interest.
(2) Represents 40 days of production from November 22, 2000, the date of acquisition of Quebrada Blanca.

Aur's Metal Production Revenue by Commodity

2001 *Budget*


Zn 3%
Ag 1%
Au 1%
Cu 95%

2000


Zn 7%
Ag 1%
Au 3%
Cu 89%

1999


Zn 7%
Ag 2%
Au 4%
Cu 87%

Copper had the most significant impact on revenues at 89% of Aur's 2000 revenues. This is expected to rise to 95% in 2001 using Aur's budgeted metal prices.

Aur's Copper Sales (1)
(millions of pounds)


250
200
150
100
50
0
Louvicourt
Andacollo
Quebrada Blanca
30.2
34.3
80.3
83.3
91.5
99.3
246.9
1995
1996
1997
1998
1999
2000
2001
budget

(1) Production and sales figures may differ due to changes in cathode copper inventory levels.

Aur's Metal Price Revenues and Foreign Exchange Rates

	2001 budget	***2000***	*1999*
Copper ($/lb.)	0.85	**0.82**	0.73
Zinc ($/lb.)	0.55	**0.49**	0.50
Silver ($/oz.)	5.00	**4.68**	5.24
Gold ($/oz.)	275	**264**	274
US$/CDN$	0.70	**0.67**	0.68

The average cash settlement price of copper on the London Metal Exchange ("LME") was $0.82/lb. in 2000, up 14% from $0.71/lb. in 1999. The average copper price realized by Aur may differ from the average LME price as a result of quarterly production variances, premiums to LME pricing and the timing of payment terms. The realized price of copper for the 2001 budget does not include premiums to LME pricing or the impact of Aur's 154 million pounds of copper hedged at $0.87 per pound in 2001.

Aur's mining operations continue to be low cost producers with the cash operating cost averaging $0.46 per pound of copper sold in 2000. The smelting and refining charges for the Louvicourt Mine's concentrates are negotiated annually and are generally related to world terms for concentrate of similar quality and quantity. Sales of zinc, silver and gold from the Louvicourt Mine are included in revenues. For purposes of calculating the cash operating cost per pound of copper produced, the revenues from zinc, silver and gold are treated as by-product credits.



Cash Operating Cost per Pound of Copper(1)
Louvicourt
Andacollo
Quebrada Blanca
Average
0.75
0.50
0.25
0.00
1995
1996
1997
1998
1999
2000
2001 budget

(1) Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing and are net of by-product credits, where applicable.

Environment

Aur conducts its mining operations with an ongoing commitment to maintaining the environment. Sufficient amounts are accrued during the life of a mine, on a units-of-production basis, to provide for mine closure and site restoration. The amount of this accrual is reviewed on a periodic basis and adjusted, if necessary, to ensure that sufficient funds have been accrued to satisfy these requirements. The Aurbel gold mill operated as a custom mill until mid-1997 when it was placed on a care and maintenance basis. Mill decommissioning and tailings site restoration will be carried out when the mill is permanently closed. Aur's other past producing gold mining operations have been rehabilitated.

OTHER REVENUES AND EXPENSES

Exploration

With the acquisition of the Quebrada Blanca Mine, Aur changed its accounting policy for exploration costs to expensing exploration expenditures when incurred rather than capitalizing these costs. This change in accounting policy was applied retroactively and, accordingly, retained earnings were reduced by a net amount of $13.1 million at January 1, 1999. Exploration expenses in 2000 were approximately the same as in 1999 at $3.8 million.

Administration

Administrative expenses at $5.3 million were approximately $1.2 million higher in 2000 than in 1999 as a result of costs incurred in relation to Aur's active business development activities in 2000.

Depreciation and amortization

Depreciation and amortization expenses in 2000 were $3.1 million higher than in 1999 at $16.7 million primarily as a result of $2.7 million of depreciation and amortization charges from Quebrada Blanca and $0.6 million of amortization of additional mining equipment under capital lease at Andacollo.

Acquisition credit facility interest

As part of the financing of the purchase of the Quebrada Blanca Mine, Aur borrowed on November 22, 2000, $170 million from a syndicate of banks (note 7(a) to the Consolidated Financial Statements) and incurred $1.7 million of related interest expense in 2000.

Mineral properties written-off

A review of Aur's mining operations confirmed that no writedown of the carrying value of these assets was appropriate, as their mineral reserves remain essentially unaffected by current low metal prices.

Based on a review of the carrying value of its non-producing mineral properties, $21.3 million of historical accumulated costs of Aur's non-producing mineral properties were written-off in 2000. The amounts recorded for mineral property costs on the Balance Sheets reflect the historical net expenditures accumulated thereon and do not necessarily represent the inherent or realizable value of the relevant properties.

Other

Other expenses totalled $0.8 million in 2000 compared to $2.9 of net revenues in 1999 (note 10 to the Consolidated Financial Statements).

Interest and other income

Interest and other income totalled $5.4 million in 2000 compared to $4.2 million in 1999. Interest income in 2000 was $4.3 million, up $1.1 million from 1999, due to higher average cash balances and a higher average interest rate. Management fees, earned by Aur as operator of the Louvicourt Mine and other exploration joint ventures, and other revenues were virtually unchanged from 1999 at $1.1 million.

Provision for (recovery of) and/or loss on sale of marketable securities and investments

The amount charged to earnings for provision and/or losses on marketable securities and long-term investments totalled $6.2 million in 2000, compared to a gain of $0.5 million in 1999. In December 1999, as part of Aur's offer for all the shares outstanding of Cambior Inc. ("Cambior"), Aur purchased 3.4 million shares of Cambior. During 2000, Aur terminated its offer for Cambior and its shareholdings in Cambior were transferred from long-term investments to marketable securities and marked-to-market at year-end. Aur's 1.8 million shares of Inmet Mining Corporation were sold for a loss of $1.7 million in 2000, along with certain other investments in junior mining corporations. Other than its shareholding in Cambior, the balance of Aur's marketable securities were written-off in 2000.

FINANCIAL POSITION

Cash and other liquid resources

At December 31, 2000, Aur had cash resources of $28.9 million held in interest-bearing, low-risk term deposits. Management considers a conservative investment strategy with respect to Aur's cash resources to be appropriate, particularly given the level of risk inherent in the mining business. Aur had working capital at year-end of $67 million, an increase of $7.2 million from 1999.

Receivables at the end of 2000 were $9.4 million higher than last year at $21.2 million due to the inclusion of Quebrada Blanca's cathode copper sales receivables upon acquisition of the mine.

Inventories and prepaid expenses increased $51.1 million as a result of the acquisition of Quebrada Blanca. Mine supplies inventory increased by $8.1 million to $10.8 million. The in-process copper inventory of $39.4 million arose as a result of the acquisition of Quebrada Blanca. Direct mine operating costs, other than depreciation and amortization, are included in in-process inventory, with the average cost of the in-process inventory being transferred to finished goods inventory when cathode copper is produced, and ultimately matched against revenues once the cathode copper is sold.

Accounts payable and accrued liabilities increased $27.3 million from 1999 to 2000 primarily as a result of the acquisition of Quebrada Blanca.

Capital assets

Louvicourt

Aur's share of ongoing underground development work and other capital equipment costs at Louvicourt was $0.6 million in 2000 compared with $0.7 million in 1999.

Proven and probable reserves in the current mine plan for Louvicourt were calculated at December 31, 2000 to be 5.6 million tonnes at an average grade of 3.18% copper, 1.73% zinc, 26.5 grams per tonne silver and 0.88 grams per tonne gold. No material net additions or reductions to the reserves, other than those mined, were made during the year. The reserves, which are currently sufficient to sustain production for approximately four years at the current mining rate, will vary from year to year based upon metal prices and as ore is mined out or added to as a result of definition drilling and exploration success.

Andacollo

Capital expenditures at Andacollo were $0.1 million in 2000 compared with $0.2 million in 1999.

The proven and probable reserves at Andacollo were 23.2 million tonnes at a grade of 0.75% total copper at December 31, 2000. Approximately 3.3 million of the 3.4 million tonnes of ore mined in 2000 were replaced as a result of definition drilling and a revision of the mine plan. The reserves are currently sufficient to sustain production for approximately seven years at the current production rate.

Quebrada Blanca

Aur acquired approximately $275 million of capital assets upon the purchase of the Quebrada Blanca Mine on November 22, 2000 (note 3 to the Consolidated Financial Statements).

The proven and probable reserves at Quebrada Blanca were 132.8 million tonnes at a grade of 0.91% total copper at December 31, 2000. The reserves are currently sufficient to sustain production for at least 12 years at the planned rates.

Shareholders' equity

In November 2000, Aur issued 15 million common shares for net proceeds of $25.8 million. Included in shareholders' equity is $28.5 million related to the equity portion of the convertible debt due in 2003 (note 7(b) to the Consolidated Financial Statements). These funds, in conjunction with $170 million of bank borrowings and Aur's existing cash resources, were used to finance the acquisition of Quebrada Blanca.

Shareholders will be requested at the annual meeting on April 26, 2001 to approve a resolution to eliminate the December 31, 2000 deficit.

OUTLOOK

Mining

Louvicourt

In 2001, a total of 1.6 million tonnes of ore is scheduled to be processed through the Louvicourt mill at an average head grade of 3.4% copper, 1.6% zinc, 26.5 grams per tonne of silver and 0.98 grams per tonne of gold to produce 180,322 tonnes of copper concentrates (which contain the silver and gold) and 35,682 tonnes of zinc concentrates. The copper concentrates are processed at Noranda's Horne smelter in Rouyn, Québec, Canada and the zinc concentrates are processed at Noranda's CEZ smelter in Valleyfield, Québec, Canada. Mine site operating costs in 2001, excluding depreciation and amortization, are estimated to be $26.31 per tonne of ore milled and the cash operating cost, net of by-product credits and including transportation, smelting and refining charges but excluding depreciation and amortization, are estimated to be $0.47 per pound of copper. Aur's 30% share of net earnings and operating cash flow from Louvicourt in 2001 is expected to be $6.6 million and $11.8 million, respectively, based upon Aur's budgeted metal prices, foreign exchange rate and operating costs, and would change $2.1 million and $2.6 million, respectively for each $0.10 per pound change in the price of copper. A one cent change in the value of the Canadian dollar relative to the United States dollar impacts the net earnings and cash flow to Aur by $0.4 million and $0.5 million, respectively. The settlement prices for Louvicourt's copper and zinc concentrates in 2001 will be the average LME cash settlement prices for the second month following receipt of the concentrates at the relevant smelter.

Andacollo

In 2001, the Andacollo Mine is scheduled to produce 47.4 million pounds of high quality cathode copper. A total of 3.4 million tonnes of ore at a grade of 0.86% total copper will be mined and stacked on the leach pads, with 13.6 million tonnes of waste also being mined. Cash operating costs for 2001, including transportation and marketing costs but excluding depreciation and amortization, are estimated to be $0.52 per pound of copper produced. Andacollo's contribution to Aur's net earnings and operating cash flow in 2001 is expected to be

$3.2 million and $16.7 million, respectively, based upon Aur's budgeted copper price and operating costs, and would change $2.8 million and $4.7 million, respectively for each $0.10 per pound change in the price of copper.

Approximately 84% of the cathode copper to be produced at Andacollo in 2001 is committed to be sold at a premium to the average LME cash settlement price for the month prior to the month of shipment of the cathode copper. The balance of the copper produced will be sold on a spot basis.

Quebrada Blanca

In 2001, the Quebrada Blanca Mine is scheduled to produce 165.3 million pounds of cathode copper. A total of 6.6 million tonnes of ore at a grade of 1.51% total copper will be mined and stacked on the leach pads, 1.5 million tonnes will be stockpiled for dump leaching and 21.1 million tonnes of waste will also be mined. Cash operating costs for 2001, including transportation and marketing but excluding depreciation and amortization, are budgeted at $0.51 per pound of copper produced. Quebrada Blanca's contribution to Aur's net earnings and operating cash flow in 2001 is expected to be $23.2 million and $65.3 million, respectively, based upon Aur's budgeted copper price and operating costs, and would change $9.8 million and $15.6 million, respectively for each $0.10 per pound change in the price of copper. Approximately 72% of the cathode copper to be produced at Quebrada Blanca in 2001 is committed to be sold at a premium to the average LME cash settlement price for the month prior to the month of shipment of the cathode copper with an additional approximately 8% committed to be sold at a premium to the average LME cash settlement price for the month of shipment. The balance of copper produced will be sold on a spot basis.

Other

Exploration

Exploration expenditures in 2001 are budgeted at $5.3 million, of which $4.5 million is Aur's share. In December 2000, Aur closed its exploration office in Reno, Nevada, U.S.A.

Exploration Expenditures by Geographic Region



Manitoba/Saskatchewan
Western United States
Quebec
Chile
Other

2001
budget



4%
30%
17%
49%

Total: $5.3 million
Aur's share: $4.5 million

2000



23%
19%
40%
18%

Total: $4.7 million
Aur's share: $3.9 million

1999



2%
22%
16%
19%
41%

Total: $4.5 million
Aur's share: $3.8 million

Administration expense

Administration expenses in 2001 are budgeted at $4.2 million, approximately $1.0 million lower than 2000 as acquisition related expenditures are expected to be lower than last year.

Depreciation and amortization

Depreciation and amortization expenses are expected to rise to approximately $40 million in 2001, due to a full year of depreciation and amortization charges for the Quebrada Blanca Mine.

Other revenues and expenses

Aur anticipates that approximately $1.6 million of interest income will be earned in 2001 on its cash resources. Management fees and other revenues are expected to remain at the same level as in 2000.

Interest expense on the $170 million Acquisition Credit Facility is budgeted at approximately $15 million, assuming an average interest rate of 9% per annum (note 7(a) to the Consolidated Financial Statements).

Liquidity

Cash resources

Aur's primary sources of cash flow in 2001 will be from the Louvicourt, Andacollo and Quebrada Blanca Mines. Aur's cash resources and working capital are projected to increase to approximately $70 million and $90 million, respectively, during 2001 before any mandatory prepayments to the banking syndicate. Under the terms of the Acquisition Credit Facility (note 7(a) to the Consolidated Financial Statements), the banking syndicate is to be prepaid certain amounts in addition to the scheduled repayments. These mandatory prepayments vary but are expected to average 50% of excess cash flow generated by Aur. Excess cash flow is essentially defined as all cash generated by Aur from the Louvicourt, Andacollo and Quebrada Blanca Mines in excess of cash operating costs and capital expenditure requirements at the mines, corporate administration, exploration and taxes and scheduled principal and interest payments on the Acquisition Credit Facility.

Hedging

Aur maintains a conservative hedging philosophy where all contracts are consistent with forecast production and can be satisfied by ultimate delivery.

As a condition to the drawing down of the Acquisition Credit Facility (note 7(a) to the Consolidated Financial Statements), Aur, on a corporate level, entered into a series of copper forward sales contracts with certain members of its banking syndicate for 154 million pounds of copper in 2001 at a price of $0.87 per pound and 106 million pounds, 50 million pounds and 50 million pounds of copper in 2002, 2003 and 2004, respectively, at a price of $0.83 per pound. Aur's net earnings and operating cash flow in 2001 would change $9.8 million and $15.6 million, respectively, for each $0.10 per pound of copper increase or decrease from the $0.87 per pound hedge price on Aur's 154 million pounds of copper hedged in 2001. Aur does not expect to enter into any additional forward sales or other types of agreements to hedge its copper production in 2001. Aur's copper hedge position has a margin limit of $60 million.

In 2000, Aur entered into forward foreign exchange contracts whereunder Aur will receive CDN$1.5 million in exchange for approximately $1.0 million in each month of 2001. This transaction was entered into to effectively hedge Aur's 30% share of 2001 cash operating costs at the Louvicourt Mine at an exchange rate of $0.675 for each Canadian dollar.

The monthly gains or losses on hedging activities are reflected in earnings as each monthly contract settles.

Receivables

At the budgeted copper price, the smelter settlements receivable balance is not expected to be materially different at December 31, 2001 than at the end of 2000. Payment for copper sold by Quebrada Blanca in 2001 will be received at the time of shipment rather than delivery and is expected to result in a $10 million reduction in total receivables by year-end.

Capital Expenditures

In 2001, Aur's share of capital expenditures is expected to be $0.3 million, $1.7 million and $18.7 million at the Louvicourt, Andacollo and Quebrada Blanca Mines, respectively. It is anticipated that up to $50 million of operating cash flow generated by Quebrada Blanca will be reinvested in the mine during the period 2001–2003 in order to enhance the quality of the cathode copper produced, to increase annual production to 80,000 tonnes of cathode copper beginning in 2003 and to reduce cash operating costs.

Risk Factors

Operations

Aur's net earnings in the near-term are affected primarily by its mining operations and, in the longer term, will be affected primarily by the success or failure of its exploration projects and investments in the mining industry. The profitability of Aur's operations, in particular, the operation of the Louvicourt, Andacollo and Quebrada Blanca mines is and will be dependent upon the market price of copper. Copper and other metal prices have historically been subject to fluctuations and are affected by numerous factors which are unpredictable, including international economic and political conditions, inflation, levels of supply and demand, availability and costs of metals or substitutes for metals and the metal inventory levels maintained by producers and others. Aur's metal production is priced in US dollars while its operating costs are incurred in US dollars, Canadian dollars and Chilean pesos. To minimize metal price, foreign exchange and interest rate risks, Aur has in the past and, where considered appropriate, will in the future, use various hedging strategies, including forward contracts, swaps, options and futures, to fix either the price of metals, exchange or interest rates on all or a portion of its expected revenues, expenses or borrowings.

Operations may also be affected to varying degrees by government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental legislation or changes in conditions under which metals may be marketed.

In both 2000 and 1999, inflation was not a significant factor in determining operating costs as the inflation rates in the countries in which Aur operated were relatively low. Inflation is not expected to be a significant factor in 2001.

Aur currently has outstanding secured bank debt of $170 million. In addition, Aur is required to pay Cominco and Teck $35 million in respect of the acquisition of Quebrada Blanca by December 31, 2003.

The degree of Aur's leverage has important consequences to Aur, including requiring the majority of Aur's cash flow from operations to be dedicated to debt service, thereby reducing the funds available for operations and future business opportunities and increasing Aur's vulnerability to adverse economic and industry conditions during the debt repayment period. In addition, the terms of the Acquisition Credit Facility restrict Aur's ability to, among other things, incur any additional material indebtedness and to make other material business commitments.

The ability to repay its outstanding debt and obligations will principally depend on, among other things, future copper prices, the future operating performance of Aur's mines and Aur's ability to refinance its indebtedness and/or raise equity capital should such become necessary. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond Aur's control.

Caution Regarding Forward-Looking Information

Certain of the statements that are not historical facts contained in this Annual Report (and the other disclosure documentation of Aur such as its Annual Information Form ("AIF") and quarterly reporting to shareholders) are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets or estimates for copper production, cash operating costs, capital expenditures, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and include unanticipated and/or unusual events. Many of such factors are beyond Aur's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Aur disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

Comparative Financial Review

(in thousands of United States dollars except where otherwise noted)

Consolidated Statements of Operations	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$
Operating revenues	**89,493**	73,070	68,912	81,074	38,707	45,185
Expenses						
Mining	**50,621**	48,554	49,688	48,571	23,894	24,740
Exploration	**3,867**	3,801	2,701	4,556	3,127	2,826
Administration	**5,334**	4,152	3,967	3,888	2,429	1,956
Depreciation and amortization	**16,712**	13,597	12,950	12,786	3,684	2,497
Acquisition credit facility	**1,707**	–	–	–	–	–
Mineral properties written-off	**21,272**	1,277	–	–	–	–
Other	**802**	(2,913)	4,873	3,690	(3,333)	(1,978)
	100,315	68,468	74,179	73,491	29,801	30,041
	(10,822)	4,602	(5,267)	7,583	8,906	15,144
Tax recovery (expense)	**(1,711)**	(3,391)	553	(3,779)	(2,921)	(184)
Equity in loss of associated company	**–**	–	–	–	(58)	(271)
Minority interest	**(2,421)**	(82)	(502)	(1,044)	–	–
Net earnings (loss)	**(14,954)**	1,129	(5,216)	2,760	5,927	14,689
Net earnings (loss) per share	**(0.19)**	0.02	(0.07)	0.04	0.10	0.25

Consolidated Statements of Cash Flows	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$
Operating activities	**35,140**	16,798	11,291	20,796	17,640	7,335
Financing activities						
Acquisition credit facility	**170,000**	–	–	–	–	–
Common shares issued	**25,779**	–	817	540	53,834	7,530
Dividends on common shares	**–**	(2,429)	(2,435)	–	–	–
Repayment of debt	**–**	–	–	(45,000)	–	(18,351)
Other	**(2,617)**	(1,184)	(532)	(4,325)	–	2,940
	193,162	(3,613)	(2,150)	(48,785)	53,834	(7,881)
Investing activities						
Acquisition of Quebrada Blanca	**(262,284)**	–	–	–	–	–
Mine development & fixed assets acquisitions	**(1,049)**	(3,048)	(1,055)	(4,926)	(2,103)	(7,833)
Other	**3,143**	(4,714)	(7,529)	(1,195)	1,079	(7,080)
	(260,190)	(7,762)	(8,584)	(6,121)	(1,024)	(14,913)
Cash acquired on acquisitions	**6,231**	264	–	–	2,102	–
Cash generated (used)	**(25,657)**	5,687	557	(34,110)	72,552	(15,459)

Comparative Financial Review *(continued)*

(in thousands of United States dollars except where otherwise noted)

Consolidated Balance Sheets	2000	1999	1998	1997	1996	1995
	$	$	$	$	$	$
Assets						
Current						
Cash	**28,938**	54,595	48,908	48,351	82,461	9,909
Other	**76,292**	16,009	10,506	14,421	16,015	23,302
	105,230	70,604	59,414	62,772	98,476	33,211
Investments	–	8,976	5,434	1,996	1,529	15,725
Capital assets	**352,532**	109,776	115,961	122,492	106,132	32,342
Net future income and resource taxes	**6,542**	–	–	–	3,644	–
Other	**1,663**	–	–	–	–	–
	465,967	189,356	180,809	187,260	209,781	81,278
Liabilities and Shareholders' Equity						
Current	**38,240**	10,812	5,682	7,820	8,375	3,694
Acquisition credit facility	**161,520**	–	–	–	31,617	–
Liability portion of convertible debt	**6,476**	–	–	–	–	–
Obligation under capital lease	**9,347**	7,482	–	–	–	–
Obligation on properties purchased	**5,843**	1,001	1,261	1,301	1,311	–
Mine closure and site restoration	**7,074**	1,677	623	416	315	360
Minority interests	**27,583**	9,101	9,755	13,591	3,005	–
	256,083	30,073	17,321	23,128	44,623	4,054
Shareholders' equity						
Share capital	**188,801**	163,021	162,019	161,749	165,414	83,407
Equity portion of convertible debt	**28,524**	–	–	–	–	–
Contributed surplus	**2,835**	2,835	2,835	2,819	2,940	2,940
Cumulative translation adjustment	**7,704**	2,814	6,721	–	–	–
Retained earnings (deficit)	**(17,980)**	(9,387)	(8,087)	(436)	(3,196)	(9,123)
	209,884	159,283	163,488	164,132	165,158	77,224
	465,967	189,356	180,809	187,260	209,781	81,278

Per Common Share (CDN$)	2000	1999	1998	1997	1996	1995
Earnings (loss)	**(0.29)**	0.03	(0.11)	0.06	0.15	0.39
Cash flow from operating activities	**0.60**	0.34	0.23	0.43	2.16	1.99
Working capital	**1.11**	1.22	1.11	1.13	1.82	0.76
Dividends per share	–	0.05	0.05	–	–	–
Book value	**3.58**	3.26	3.37	3.39	3.34	1.99
Closing price	**2.25**	2.80	2.60	3.43	8.00	6.75
Shares outstanding at year-end ('000)	**90,730**	75,730	75,170	74,989	76,616	60,047

Management's Responsibility for Financial Reporting

All information in the Annual Report, including the accompanying consolidated financial statements of the Company, is the responsibility of the management of the Company and has been approved by its Board of Directors. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada and the financial information contained elsewhere in the Annual Report conforms to the consolidated financial statements.

The preparation of financial statements requires the selection of appropriate generally accepted accounting principles and the use of estimates and judgement by management to present fairly and consistently the consolidated financial position and results of operations of the Company. Estimates are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. In management's opinion, such estimates have been properly reflected in the consolidated financial statements. Systems of internal accounting controls are designed and maintained by management in order to provide reasonable assurance, on a cost-effective basis, of the reliability of this financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee composed of three directors, two of whom are not members of management. The Committee meets periodically with management and the Company's independent auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues and to review the Annual Report, the consolidated financial statements and the independent auditors' report to the shareholders. The Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the Company's independent auditors.

The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, Chartered Accountants, in accordance with generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements.



James W. Gill
President and Chief Executive Officer



Ronald P. Gagel
Vice-President and Chief Financial Officer

Auditors' Report

We have audited the consolidated balance sheets of Aur Resources Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Toronto, Ontario

February 2, 2001

Consolidated Statements of Operations

(in thousands of United States dollars except per share amounts)

For the years ended December 31

	2000	1999
	$	$
Operating revenues		
Mining	**89,493**	73,070
Expenses		
Mining	**50,621**	48,554
Exploration	**3,867**	3,801
Administration	**5,334**	4,152
Depreciation and amortization	**16,712**	13,597
Acquisition credit facility interest	**1,707**	–
Mineral properties written-off	**21,272**	1,277
Other *(note 10)*	**802**	(2,913)
	100,315	68,468
Earnings (loss) before taxes and minority interests	**(10,822)**	4,602
Provision for income and resource taxes *(note 11)*	**1,711**	3,391
Earnings (loss) before minority interests	**(12,533)**	1,211
Minority interests	**(2,421)**	(82)
Net earnings (loss) for the year	**(14,954)**	1,129
Earnings (loss) per share *(note 9(f))*	**(0.19)**	0.02

Consolidated Statements of Retained Earnings (Deficit)

(in thousands of United States dollars)

For the years ended December 31

	2000	1999
	$	$
Retained earnings (deficit) as originally stated – beginning of year	**(9,387)**	5,051
Adjustment to reflect change in accounting policy for exploration expenditures *(note 2(b))*	**–**	(13,138)
Adjustment to reflect adoption of asset and liability method of accounting for future income taxes *(note 2(c))*	**6,583**	–
Restated deficit – beginning of year	**(2,804)**	(8,087)
Net earnings (loss) for the year	**(14,954)**	1,129
Accretion of equity element of convertible debt *(note 7(b))*	**(222)**	–
	(17,980)	(6,958)
Dividends on common shares	**–**	(2,429)
Deficit – end of year	**(17,980)**	(9,387)

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at December 31

	2000	1999
	$	$
ASSETS		
Current		
Cash *(note 7(a))*	**28,938**	54,595
Receivables	**21,154**	11,797
Marketable securities *(note 17)*	**838**	1,066
Inventories and prepaid expenses *(note 4)*	**54,300**	3,146
	105,230	70,604
Investments *(note 5)*	**–**	8,976
Capital assets *(note 6)*	**352,532**	109,776
Net future income and resource taxes *(note 2(c))*	**6,542**	–
Other	**1,663**	–
	465,967	189,356
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**27,298**	9,134
Current portion of acquisition credit facility *(note 7(a))*	**8,480**	–
Current portion of obligation under capital lease *(note 16(a))*	**2,462**	1,678
	38,240	10,812
Acquisition credit facility *(note (7(a))*	**161,520**	–
Liability portion of convertible debt *(note 7(b))*	**6,476**	–
Obligation under capital lease *(note 16(a))*	**9,347**	7,482
Obligation on properties purchased *(note 8)*	**5,843**	1,001
Mine closure and site restoration	**7,074**	1,677
Minority interests	**27,583**	9,101
	256,083	30,073
Shareholders' equity		
Share capital *(note 9)*	**188,801**	163,021
Equity portion of convertible debt *(note 7(b))*	**28,524**	–
Contributed surplus	**2,835**	2,835
Cumulative translation adjustment *(note 1(i))*	**7,704**	2,814
Deficit	**(17,980)**	(9,387)
	209,884	159,283
	465,967	189,356

See accompanying notes to consolidated financial statements.

Signed on behalf of the Board:



Director



Director

Consolidated Statements of Cash Flows

(in thousands of United States dollars)
For the years ended December 31

	2000	1999
	$	$
Operating activities		
Net earnings (loss) for the year	**(14,954)**	1,129
Non-cash items –		
Depreciation and amortization	**16,712**	13,597
Future income and resource taxes	**1,607**	3,178
Mineral properties written-off	**21,272**	1,277
Mine closure and site restoration	**397**	723
Loss (gain) on sale of marketable securities	**2,109**	(25)
Provision for (recovery of) marketable securities and investments	**4,063**	(455)
Gain on disposal of capital assets	**(3)**	(15)
Foreign exchange (gain) loss	**(348)**	582
Minority interests	**2,421**	82
	33,276	20,073
Net change in non-cash working capital items *(note 12)*	**1,864**	(3,275)
	35,140	16,798
Financing activities		
Acquisition credit facility	**170,000**	–
Common shares issued	**25,779**	–
Principal repayment under capital lease	**(1,740)**	(725)
Foreign exchange	**(877)**	(459)
Dividends on common shares	**–**	(2,429)
	193,162	(3,613)
Investing activities		
Acquisition of Quebrada Blanca *(note 3)*	**(262,284)**	–
Capital asset acquisitions	**(1,049)**	(3,048)
Option payment on property *(note 8)*	**(245)**	(245)
Proceeds on disposal of capital assets	**7**	348
Proceeds on sale of marketable securities	**3,033**	169
Purchase of marketable securities and investments	**–**	(4,404)
	(260,538)	(7,180)
Foreign exchange on cash held in foreign currency	**348**	(582)
Increase (decrease) in cash for the year	**(31,888)**	5,423
Cash – beginning of year	**54,595**	48,908
Cash acquired on acquisition of Quebrada Blanca *(note 3)*	**6,231**	–
Cash acquired on acquisition of affiliated company *(note 13)*	**–**	264
Cash – end of year *(note 7(a))*	**28,938**	54,595

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands of United States dollars except where otherwise noted)
For the years ended December 31, 2000 and 1999

1. Accounting policies

Aur Resources Inc. is a Canadian company active in the acquisition, exploration, development and mining of mineral properties. The consolidated financial statements of Aur Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada. Summarized below are the significant accounting policies used in these consolidated financial statements.

(a) Basis of consolidation
The consolidated financial statements include the accounts of Aur Resources Inc., subsidiary companies and a proportionate share of the accounts of joint ventures in which it has an interest (collectively "Aur"). Subsidiaries include Compañía Minera Carmen de Andacollo S.C.M. ("CDA") and Compañía Minera Quebrada Blanca S.A. ("QB") in which Aur Resources Inc. has a majority 70% and 90% working interest, respectively, while its 30% interest in the Louvicourt joint venture is proportionately consolidated.

(b) Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant estimates include metal sales receivables, the physical and economic lives of mining assets and mine closure and site restoration costs. Actual results may differ from those estimates.

(c) Cash
Cash includes cash on deposit, term deposits and investments with maturities of 3 months or less. These investments are stated at cost, which approximates market value.

(d) Revenue recognition and receivables
Sales of copper and zinc concentrates and cathode copper are subject to specific sales agreements which are based upon final settlement following specified sales quotational periods. Revenues are recognized in the month of shipment at the estimated net realizable value of the sales. Any changes in prices used to calculate the estimated net realizable value of sales are recognized in the period when the change occurs. Smelter settlements receivable are net of estimated treatment and refining costs.

(e) Marketable securities and investments
Marketable securities, which are categorized as available for sale, are carried at the lower of aggregate cost and estimated net realizable value. Investments in shares of corporations are carried at cost or at cost less amounts written-off to reflect an impairment in value that is considered to be other than a temporary decline.

(f) Inventories
Cathode copper inventories, including work in process, are valued at the lower of cost and net realizable value. Cost is determined primarily on the basis of average cost and in some cases the first-in-first-out method or actual cost is used. Mine supplies are valued at the lower of average cost and estimated net realizable value.

(g) Capital assets

i) Mineral property and exploration costs
Exploration expenditures are charged to earnings when incurred except for certain expenditures on specified properties identified through pre-feasibility or other assessments as having measured and inferred resources with the potential of being developed into a mine, in which case the expenditures are capitalized and are not amortized until commercial production is achieved. If production commences, these costs are transferred to development costs.

ii) Plant and equipment
Plant and equipment are recorded at cost and are amortized once commercial production is achieved, using the units-of-production method based on the estimated life of the mine. Mobile equipment is depreciated using the straight-line method over 3 to 8 years, but in any event, not to exceed the estimated life of the mine.

iii) Development costs

Development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new orebodies or develop mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based on the estimated life of the mine. The amounts shown as development costs are net of metal recoveries prior to commercial production.

iv) Mining equipment under capital lease

Leases that transfer substantially all of the benefits and risks of ownership of property to Aur are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded together with the related long-term obligation. Mining equipment acquired under capital leases is amortized using the straight-line method over the estimated life of the leased asset, but in any event, not to exceed the estimated life of the mine. Lease payments under operating leases are charged to earnings as incurred.

v) Corporate

Corporate fixed assets are recorded at cost and are depreciated to their estimated salvage value using the straight-line method based on the estimated useful lives of the assets. The estimated useful life for buildings is 20 years and for corporate equipment is 3 to 5 years.

vi) Capitalization of financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred to finance development and construction activities on properties that are not yet subject to depreciation and amortization. Financing costs are charged against earnings from the time that mining operations commence. Capitalized interest is amortized on a units-of-production basis over the estimated life of the mine while other financing costs are amortized over the life of the related indebtedness. Unamortized financing fees related to indebtedness which are repaid before maturity are written-off in the period in which the indebtedness is repaid.

vii) Carrying value

Aur reviews the carrying value of its mineral capital assets on a periodic basis. Estimated future undiscounted net cash flows are calculated for each property using estimated reserves and/or resources, as appropriate. Should the estimated future undiscounted net cash flows be less than the carrying value, an appropriate reduction is made with a corresponding charge to earnings.

(h) Mine closure and site restoration costs

Estimated mine closure and site restoration costs are charged to operations using the units-of-production method based on the estimated life of the mine. Estimated costs are based on the higher of Aur's estimate and amounts required under current legislation. Ongoing expenditures related to the protection of the environment are charged to earnings in the period they are incurred.

(i) Translation of foreign currencies

Effective with the acquisition of the Quebrada Blanca mine, the United States dollar became the functional currency of Aur's operations which are now classified as integrated for foreign currency translation purposes. As a result, the cumulative translation adjustment account was crystallized on the acquisition date and will no longer be affected by changes in value of the Canadian dollar relative to the United States dollar.

Monetary assets and liabilities of integrated operations that are not denominated in United States dollars are translated at the rate of exchange prevailing at the year-end, and revenues and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in consolidated earnings. Non-monetary assets and liabilities are translated at historical rates of exchange.

(j) Income and resource taxes

Income and resource taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not. The federal large corporations tax on capital is included in the provision for income taxes.

(k) Financial instruments

Aur periodically employs financial instruments, including forward contracts and options, to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates. Gains and losses on metal and interest rate contracts are reported as a component of the related transaction while foreign currency exchange contracts are reported separately.

(l) Pension costs

Aur has established defined contribution pension plans for all employees other than certain senior management personnel for whom it has established individual defined benefit pension plans. The above plans are fully funded and no future contributions are required in respect of past services.

(m) Share purchase options

Aur has a common share purchase option plan which is described in note 9(c). No compensation expense is recognized when common share purchase options are granted to directors, officers or employees under this plan. Any consideration paid by a director, officer or employee on exercise of common share purchase options is credited to share capital.

2. Changes in accounting policies and reporting currency

(a) With the acquisition of Quebrada Blanca and review of its accounting policy, Aur now consolidates its interest in the Andacollo mine. Previously, Aur accounted for its 70% investment using the proportionate consolidation method. Prior year amounts have been adjusted to be comparable with the fiscal 2000 presentation.

(b) Also effective with the acquisition of the Quebrada Blanca mine, Aur changed its accounting policy for exploration costs to expensing exploration expenditures when incurred. Previously, Aur capitalized exploration expenditures and charged to earnings the net costs accumulated to date on properties that Aur had abandoned or determined that such costs were unrecoverable. This change in accounting policy was applied retroactively and, accordingly, retained earnings were reduced by a net amount of $13,138 at January 1, 1999.

(c) Effective January 1, 2000, Aur adopted the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") with respect to accounting for income taxes. Under the new recommendations, the asset and liability method of income tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities. Previously, the deferral method of income tax allocation was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated. The new method was applied retroactively without restatement of the 1999 financial statements. The effect of the new recommendations on the opening 2000 financial statements was to increase net future income tax assets on the balance sheet by $6,583 with an offsetting increase in retained earnings.

(d) Effective November 22, 2000, Aur changed its reporting currency to United States dollars from Canadian dollars. All figures, including comparatives, have been recast, in accordance with the recommendations of the CICA, in United States dollars using the translation of convenience method at an exchange rate in effect on November 22, 2000 equal to 64.62¢US per Canadian dollar. With the acquisition of Quebrada Blanca, virtually all of Aur's assets and liabilities, and revenues and expenses, are denominated in United States dollars which, accordingly, necessitated the change in reporting currency.

3. Acquisition of Quebrada Blanca

The Quebrada Blanca copper mine is owned by QB, a Chilean private company. On November 22, 2000, Aur acquired from Cominco Ltd. ("Cominco") and Teck Corporation ("Teck") (collectively "Cominco/Teck") their 90% shareholding in QB's Series A shares, together with certain debt and other amounts (totalling approximately $215,000 at December 31, 2000) owed by QB. Inversiones Mineras S.A. ("Pudahuel"), a Chilean private company, owns 10% of QB's Series A shares and 100% of QB's Series C shares and Empresa Nacional de Minería ("ENAMI") holds 100% of QB's Series B shares. The owners of QB's Series A shares were responsible for providing, on a pro rata basis, 100% of the capital required to develop and bring the Quebrada Blanca copper deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. The Series B and C shares are voting, are always to be equal in number to 10% and 5%, respectively, of the aggregate number of shares of QB outstanding from time to time, and are entitled to dividends equal in value per share to those payable on the Series A shares. Pursuant to a shareholders' agreement amongst the Series A, B and C shareholders, at least 30% of the net profits of QB in each year must be distributed as dividends once QB has repaid the existing $125,625 of senior project debt that it currently owes to Aur. Subject to the foregoing, as it is currently intended that all debt and other related party obligations of QB will be repaid prior to the payment of dividends, effectively, Aur holds a 90% working interest (76.5% voting and dividend interest), Pudahuel holds a 10% minority interest and Pudahuel and ENAMI collectively hold the equivalent of a 13.5% net profits interest in the Quebrada Blanca mine.

The aggregate purchase price for QB was $304,366. The acquisition has been accounted for as a purchase and, accordingly, these consolidated financial statements include the financial position as at and the results of operations from November 22, 2000, the date of acquisition. The net assets acquired and the consideration paid, were as follows:

	$
Net assets acquired:	
Assets	
Cash	6,231
Other current assets	61,408
Plant and equipment	237,024
Development costs	34,969
Mining equipment under capital lease	2,735
Other	1,468
	343,835
Liabilities	
Current liabilities	17,197
Long-term liabilities	1,758
Mine closure and site restoration	5,000
Future income taxes	1,489
Minority interests	14,025
	39,469
Net assets acquired	304,366
Consideration:	
Cash	
Cash on hand	92,283
Acquisition credit facility	170,000
	262,283
Non-cash	
Obligation to ENAMI	6,583
Obligation to Cominco	500
Convertible debt	35,000
	42,083
Total consideration	304,366

In a related transaction, Aur granted Pudahuel the non-transferable right to purchase from Aur, on or before December 31, 2001, 11.2% of the Series A shares of QB and 9.5/76.5ths of the debt and other amounts owed by QB and purchased by Aur from Cominco/Teck for such interests, and on terms essentially equivalent to the terms under which Aur acquired its interests from Cominco/Teck, plus accrued interest at the rate of 9% per annum thereon from November 22, 2000 to the date of exercise. Pudahuel agreed, in consideration of the grant to it of this option, to waive its right of first offer to purchase the Series A shares of QB sold by Cominco/Teck to Aur. In the event that Pudahuel exercises this option, Aur's Series A shareholding in QB will be reduced to 78.8% (67% voting and dividend interest) and Pudahuel's current combined shareholding in QB of 13.5% would increase to 23%.

In addition to the above, Cominco/Teck are also entitled to a contingent payment of up to $10,000 per year (or after 2006, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006, quarterly) copper prices equal or exceed $1.10 per pound, adjusted for United States inflation, during the period 2001-2012. No accounting recognition has been given to this contingent liability.

ENAMI is also entitled to receive a per pound price participation in copper sales from Quebrada Blanca equal to 10% of the amount by which the average realized price per pound of copper sold by the mine in any calendar year exceeds a specified inflation indexed price for such year, which for 2000 was $1.31/lb. No accounting recognition has been given to this contingent liability.

4. Inventories and prepaid expenses

	2000	1999
	$	$
Cathode copper	3,548	199
In process inventories	39,368	–
Mine supplies	10,803	2,744
Prepaid expenses	581	203
	54,300	3,146

5. Investments

	Common Shares	2000	Common Shares	1999
	#	$	#	$
Cambior Inc.	–	–	3,433,800	3,966
Inmet Mining Corporation	–	–	1,766,792	4,595
Thundermin Resources Inc.	**6,924,339**	–	6,424,339	415
		–		8,976

At December 31, 2000, investments had a market value of $577 (1999 – $7,996). The market value of Aur's investments may differ from the realizable value due to the significant number of shares held by Aur and the liquidity of such shares. During 2000, Aur sold its shareholding position in Inmet Mining Corporation and reclassified its shareholding position in Cambior Inc. to marketable securities. At December 31, 2000, Aur's investment in Thundermin Resources Inc. was written down to nil.

6. Capital assets

2000	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Corporate**	**Total**
	$	**$**	**$**	**$**	**$**
Plant and equipment	**18,972**	**60,789**	**237,024**	**–**	**316,785**
Development costs	**14,385**	**35,314**	**34,969**	**–**	**84,668**
Mining equipment under capital lease	**–**	**12,006**	**2,735**	**–**	**14,741**
Corporate and other	**–**	**–**	**–**	**2,176**	**2,176**
	33,357	**108,109**	**274,728**	**2,176**	**418,370**
Accumulated amortization	**(20,632)**	**(40,925)**	**(2,720)**	**(1,561)**	**(65,838)**
	12,725	**67,184**	**272,008**	**615**	**352,532**

1999	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Plant and equipment	18,765	57,237	–	–	76,002
Development costs	13,289	33,304	–	–	46,593
Mining equipment under capital lease	–	9,554	–	–	9,554
Non-producing mineral properties	–	–	–	19,892	19,892
Corporate and other	–	–	–	3,577	3,577
	32,054	100,095	–	23,469	155,618
Accumulated amortization	(17,068)	(27,264)	–	(1,510)	(45,842)
	14,986	72,831	–	21,959	109,776

(a) Louvicourt

The Louvicourt underground copper-zinc-silver-gold mine, located near the city of Val d'Or, Québec, Canada is held through a joint venture with Aur being the operator. Aur holds a 30% interest while its joint venture partners Novicourt Inc. and Teck hold 45% and 25% interests, respectively. The reserves are currently sufficient to sustain production for approximately four years at the current mining rate.

(b) Andacollo

The Andacollo open-pit, solvent extraction, electrowinning ("SX-EW") copper mine, located near the town of Andacollo, Chile, is owned by CDA, a Chilean private company. Aur owns 70% of CDA's Series A shares, Compañía Minera del Pacífico S.A. ("CMP"), a Chilean mining enterprise, owns the remaining 30% of CDA's Series A shares, and ENAMI owns 100% of CDA's Series B shares. The owners of CDA's Series A shares were responsible for providing on a pro rata basis, 100% of the capital required to develop and bring the Andacollo copper deposit into commercial production and remain responsible for providing any further capital required in connection with ongoing mine operations, including any capital expenditures. CDA's Series B shares are voting, are always to be equal in number to 10% of the total number of shares issued by CDA and are entitled to dividends equal in value per share to those payable on the Series A shares. Due to CDA's capital structure and the rules governing cash flow distribution, effectively, Aur holds a 70% working interest (63% voting and dividend interest), CMP holds a 30% minority interest, and ENAMI holds the equivalent of a 10% net profits interest in the Andacollo mine after payback by CDA of all debt incurred to put the deposit into production. The reserves are currently sufficient to sustain production for approximately seven years at the current production rate.

(c) Quebrada Blanca

The Quebrada Blanca open-pit, SX-EW copper mine is located 170 kilometres southeast of the port city of Iquique, Chile. Aur acquired the Quebrada Blanca mine on November 22, 2000 *(note 3)*. The reserves are currently sufficient to sustain production for at least twelve years at the planned rates.

7. Credit Facilities

(a) Acquisition credit facility

On November 22, 2000, Aur completed and drewdown from a syndicate of ten banks (collectively, the "Lenders") a $170,000 Acquisition Credit Facility and used such funds to partially finance the acquisition of the Quebrada Blanca mine *(note 3)*.

The Acquisition Credit Facility has been advanced to Aur in two tranches, the first, Tranche A, being in the amount of $160,000 and the second, Tranche B, being in the amount of $10,000.

Tranche A is repayable in 13 semi-annual installments commencing June 30, 2001 and ending June 30, 2007. Tranche B has no scheduled repayments and is repayable from excess cash flow (as defined) generated by Aur's mining operations, with a final maturity date of June 30, 2007. Accordingly, the scheduled principal repayments are as follows:

	$
Tranche A	
June 30, 2001	4,240
December 31, 2001	4,240
June 30, 2002	12,240
December 31, 2002	12,400
June 30, 2003	14,400
December 31, 2003	14,400
June 30, 2004	15,200
December 31, 2004	16,480
June 30, 2005	15,200
December 31, 2005	12,800
June 30, 2006	12,800
December 31, 2006	12,800
June 30, 2007	12,800
	160,000
Current portion	(8,480)
	151,520
Tranche B – June 30, 2007	10,000
	161,520

In addition to the Tranche A scheduled principal repayments, between 40% and 100% of excess cash flow (as defined) is required to be utilized to repay a portion of the Tranche A and Tranche B loans 45 days after each scheduled principal repayment date, with the relevant percentage determined by the debt service coverage ratio at that time. 75% of the excess cash flow is required to be utilized to repay Tranche A and 25% is required to be utilized to repay Tranche B. All proceeds received by Aur from any exercise of Pudahuel's option *(note 3)* are also required to be utilized to repay the Acquisition Credit Facility. Failure at any time during the term of Tranche A for the debt service coverage ratio to be at least a specified minimum level or for Aur to maintain a minimum cash level of $15,000 rising to $20,000 (depending on the completion of certain capital expenditure programs and the meeting of certain production and cost parameters at the Quebrada Blanca mine), will also constitute a default under the Acquisition Credit Facility.

Borrowings under the Acquisition Credit Facility are denominated in United States currency and can be made as London Interbank Offering Rate ("LIBOR") advances or as US base rate advances. The applicable rates of interest are floating and vary depending on the manner of advance selected. Interest rates under Tranche A vary from LIBOR plus 2.0% to LIBOR plus 3.0% based on the prior period's debt service coverage ratio and the term to maturity of the Acquisition Credit Facility. Interest rates under Tranche B vary from LIBOR plus 3.125% to LIBOR plus 4.375% based on the prior period's debt service coverage ratio and the term to maturity of the Acquisition Credit Facility.

The Acquisition Credit Facility is secured by a first charge on all of Aur's material property and assets. The Acquisition Credit Facility also provides for customary events of default, including a change of control of Aur and/or any third party mergers without the Lenders' consent; however, there are no restrictions on Aur paying dividends or making other distributions to shareholders so long as the Acquisition Credit Facility is in good standing. Aur also has the right to prepay the Acquisition Credit Facility at any time.

(b) Convertible debt

As a condition of the acquisition of the Quebrada Blanca mine *(note 3)*, Aur is required to pay Cominco/Teck by December 31, 2003 the principal amount of $35,000. The debt obligation bears interest calculated at 6% for the years 2000 through 2002 and thereafter at the same rate as the Acquisition Credit Facility. Interest is payable on February 15, 2001 and 2002 and on December 31, 2002 and 2003. Aur has the option of satisfying the $35,000 by issuing common shares of Aur at a price equal to 90% of the lower of the daily weighted average trading price on The Toronto Stock Exchange for the 20 trading days ended December 19, 2003 and the weighted average trading price on December 19, 2003.

As a result of Aur's right to satisfy its debt obligation to Cominco/Teck through the issuance of common shares, the $35,000 debt obligation is being accounted for as having both a debt and equity component in accordance with the accounting standards of the CICA. The liability portion at December 31, 2000 represents the present value of interest payments discounted at the estimated cost of borrowing rate of 9%. Interest expense is determined on the debt component. Each year a portion of the required annual interest payment to Cominco/Teck is applied as a reduction of the debt component. Interest expense for the year ended December 31, 2000 amounted to $224 and is included in accounts payable and accrued liabilities. The difference between the amount calculated as debt and the face value is classified as equity. The equity component is increased over its term to the full face value by charges to retained earnings. The increase in the carrying value of the equity component, referred to as the equity accretion, is computed on an after-tax basis for the purpose of computing earnings per share. The $35,000 was recorded at the date of acquisition and at December 31, 2000 was as follows:

	$
Liability portion	**6,476**
Equity portion	**28,524**
	35,000

(c) Overdraft facility

The Andacollo mine has an overdraft facility with a Chilean bank for up to US$2,000 (1999 – US$2,000). The overdraft facility has no commitment fees and applicable interest rates are dependent upon the prevailing rates when the facility is utilized. At December 31, 2000 and 1999, no amounts were outstanding under the facility.

8. Obligation on properties purchased

As part of the acquisition of Quebrada Blanca, Aur assumed certain obligations of Cominco/Teck to ENAMI related to the original purchase of QB's Series A shares by Cominco/Teck from ENAMI. Pursuant to the foregoing, Aur is required to make installment payments of $1,800 on June 30, 2001 and $2,250 on June 30, 2002, 2003 and 2004 to ENAMI. The obligation is unsecured and was discounted at a 9% rate to $6,583, of which $4,865 was included in long-term liabilities and the current portion in accounts payable and accrued liabilities.

As part of its original acquisition of the Andacollo mine, Aur is required to make annual installment payments of US$245 to ENAMI in November of each year up to and including 2006. The obligation is unsecured and was discounted at an 8% rate to $1,133, of which $978 was included in long-term liabilities and the current portion in accounts payable and accrued liabilities.

9. Share capital

(a) Authorized

The authorized capital of Aur consists of an unlimited number of common shares, an unlimited number of Class A shares, issuable in series, and 2,000,000 Class B voting, non-participating shares.

(b) Issued and outstanding

	2000		1999	
	Shares	**Amount**	Shares	Amount
	#	**$**	#	$
Common shares				
Balance – beginning of year	**75,730,116**	**163,021**	75,170,134	162,017
Issued during the year –				
Public offering	**10,000,000**	**17,746**	–	–
Cominco/Teck	**5,000,000**	**8,033**	–	–
Acquisition of affiliated company *(note 13)*	**–**	**–**	560,553	1,003
Fractional shares cancelled	**(341)**	**–**	(571)	–
Balance – end of year	**90,729,775**	**188,800**	75,730,116	163,020
Class B shares				
Balance – beginning of year	**2,000,000**	**1**	2,000,000	1
Share capital		**188,801**		163,021

(c) Common share purchase options

Aur has a common share purchase option plan (the "Plan") for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the current market price of the shares when the relevant options are granted.

Aur's common shares are listed on The Toronto Stock Exchange and trade in Canadian dollars ("CDN"). Accordingly, per share amounts listed below are expressed in Canadian dollars.

The following table summarizes information regarding Aur's common share purchase options as at and for the years ended December 31, 2000 and 1999:

	2000		1999	
	Shares	**Weighted average exercise price per share**	Shares	Weighted average exercise price per share
	#	**CDN$**	#	CDN$
Balance – beginning of year	**4,112,722**	**5.72**	4,504,222	5.85
Granted	**2,069,442**	**2.13**	320,000	2.42
Expired	**(1,764,942)**	**5.10**	(577,250)	4.96
Forfeited	**(15,000)**	**7.15**	(134,250)	6.73
Balance – end of year	**4,402,222**	**4.24**	4,112,722	5.68
Exercisable – end of year	**3,028,762**	**5.05**	3,328,989	5.72

The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at December 31, 2000:

Outstanding				Exercisable	
Range of exercise prices per share	Balance	Weighted average months remaining	Weighted average exercise price per share	Balance	Weighted average exercise price per share
CDN$	#	#	CDN$	#	CDN$
1.65 to 1.96	869,442	59	1.94	307,221	1.93
2.10 to 2.95	1,645,000	46	2.30	965,000	2.32
3.00 to 4.73	622,558	26	3.52	557,374	3.53
6.25 to 8.65	715,222	10	7.61	649,167	7.60
9.10 to 11.40	550,000	5	10.08	550,000	10.08
	4,402,222			3,028,762	

(d) Public issuance

In November 2000, Aur issued 10,000,000 common shares at a price of CDN$2.90 per share ($1.87) to a syndicate of underwriters for net proceeds of $17,746 after sales commissions and other costs aggregating $992.

(e) Shares issued to Cominco/Teck

In connection with the acquisition of the Quebrada Blanca mine, Aur issued Cominco/Teck an aggregate of 5,000,000 common shares of Aur at a price of CDN$2.49 per share ($1.61) on November 22, 2000. As a result of the foregoing, Cominco/Teck in the aggregate hold approximately 10.2% of the currently issued 90,730 common shares of Aur.

(f) Earnings (loss) per share

In calculating earnings (loss) per share, the loss of $14,954 is increased by the accretion of the equity portion of the convertible debt. Earnings per share has been calculated using the weighted average number of common shares outstanding during the year, being 77,902,066 shares (1999 – 75,236,111 shares).

10. Other (revenues) and expenses

	2000	1999
	$	$
Interest on obligation under capital lease	**965**	491
Interest and other income	**(5,365)**	(4,217)
Foreign exchange	**(1,712)**	740
Provision for (recovery of) marketable securities and investments	**4,063**	(454)
Loss on sale of marketable securities and investments	**2,108**	–
Other expenses	**743**	527
	802	(2,913)

11. Provision for (recovery of) income and resource taxes

(a) Geographic components

The geographic components of earnings (loss) before taxes and minority interests were as follows:

	2000	1999
	$	$
Earnings (loss) before taxes and minority interests:		
Canada	**(9,036)**	7,454
United States	**(974)**	(1,070)
Chile	**(812)**	(1,782)
	(10,822)	4,602

The geographic components of the tax expense (recovery) were as follows:

	2000	1999
	$	$
Current:		
Canada	**2,794**	82
Chile	**493**	–
	3,287	82
Future:		
Canada	**(1,576)**	3,474
Chile	–	(165)
	(1,576)	3,309
	1,711	3,391

(b) Effective tax rate

The reconciliation of the combined federal and provincial statutory tax rates with Aur's effective tax rate on earnings before taxes and minority interests being as follows:

	2000	1999
	%	%
Combined basic statutory tax rate	**41.0**	42.7
Capital transactions	**(22.2)**	1.9
Non tax-effected losses	**(67.7)**	(3.0)
Foreign earnings subject to different tax rates	**40.4**	30.3
Quebec mining duties	**16.8**	–
Federal large corporations tax	**7.5**	1.8
	15.8	73.7

The federal large corporations tax is based on a corporation's capital and not on its income. Nevertheless, pursuant to accounting principles generally accepted in Canada, it is included in the provision for taxes.

(c) Future income and resource taxes and loss carryforwards

Recognition has been given in the accounts to the potential benefits that may arise on utilization of certain prior years' tax losses available for carryforward, net of any valuation allowances where the recoverability of these tax assets is not considered more likely than not.

At December 31, 2000, a United States subsidiary had prior years' losses available amounting to $8,480 for federal tax purposes for which no recognition has been given in the accounts. The availability of these losses for United States purposes expires in the years 2007 through to 2015.

12. Supplementary cash flow information

	2000	1999
	$	$
Net change in non-cash working capital items:		
Receivables	**(9,358)**	(4,682)
Inventories and prepaid expenses	**(51,154)**	(514)
Accounts payable and accrued liabilities	**18,165**	2,019
Non-cash working capital acquired on acquisitions	**44,211**	(98)
	1,864	(3,275)
Other information:		
Interest paid	**4,693**	542
Income, resource and capital taxes paid	**392**	279

13. Acquisition of affiliated company

On November 19, 1999, Aur acquired all of the Consolidated Abitibi Resources Ltd. ("Consolidated Abitibi") shares not already held by Aur by issuing 560,553 common shares of Aur with an ascribed value of $1,003 to Consolidated Abitibi shareholders other than Aur. Aur held 34.3% of the Consolidated Abitibi common shares prior to this acquisition. The acquisition was accounted for by the step purchase method and was included in Aur's consolidated balance sheet as of November 19, 1999 as follows:

	$
Cash	**264**
Non-cash working capital *(note 12)*	**(98)**
Mineral properties and exploration costs	**1,593**
Reduction of investment	**(425)**
Total assets acquired	**1,334**
Total long-term liabilities	**(331)**
Net assets acquired	**1,003**

14. Joint venture

Aur holds a 30% interest in the Louvicourt mine. This operation is accounted for using the proportionate consolidation method. Aur's share of the assets, liabilities, revenue, expenses, cash and cash flow of the joint venture is as follows:

	2000	1999
	$	$
Revenues	**36,695**	39,973
Expenses	**26,270**	29,698
Earnings before taxes	**10,425**	10,275
Current assets	**9,736**	10,992
Current liabilities	**1,669**	1,449
Working capital	**8,067**	9,543
Assets	**22,460**	25,978
Liabilities	**2,412**	2,017
Net investment	**20,048**	23,961
Cash flow from (used):		
Operating activities	**10,689**	10,882
Financing activities	**–**	–
Investing activities	**(609)**	(688)
Net cash flow	**10,080**	10,194
Cash	**384**	43

15. Segmented information

Aur is in the mining and minerals business, including the acquisition, exploration, development and mining of base and precious metals deposits. Aur has four reportable segments: Louvicourt, Andacollo, Quebrada Blanca and Corporate. The Louvicourt segment represents Aur's 30% proportionate interest in the Louvicourt mine which produces copper and zinc concentrates. The Andacollo and Quebrada Blanca segments represent Aur's consolidated interest in the Andacollo and Quebrada Blanca copper mines, each of which produce cathode copper. The Corporate segment is responsible for the management of Aur's cash and investment portfolio, exploration activities, certain other non-producing assets and provides management, administrative and support services to Aur's other segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There were no significant inter-segment sales or transfers.

(a) Segmented Statements of Operations

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	36,695	39,393	13,405	–	89,493
Expenses					
Mining	23,011	21,650	5,960	–	50,621
Exploration	–	–	–	3,867	3,867
Administration	–	–	–	5,334	5,334
Depreciation and amortization	3,559	10,208	2,720	225	16,712
Acquisition credit facility interest	–	–	–	1,707	1,707
Mineral properties written-off	–	–	–	21,272	21,272
Other	–	955	12	(165)	802
	26,570	32,813	8,692	32,240	100,315
Earnings (loss) before taxes	10,125	6,580	4,713	(32,240)	(10,822)
Tax recovery (expense)	(3,173)	131	(817)	2,148	(1,711)
Earnings (loss) before minority interest	6,952	6,711	3,896	(30,092)	(12,533)
Minority interests	–	(2,136)	(285)	–	(2,421)
Net earnings (loss)	6,952	4,575	3,611	(30,092)	(14,954)

1999	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	39,973	33,097	–	–	73,070
Expenses					
Mining	25,937	22,617	–	–	48,554
Exploration	–	–	–	3,801	3,801
Administration	–	–	–	4,152	4,152
Depreciation and amortization	3,758	9,648	–	191	13,597
Mineral properties written-off	–	–	–	1,277	1,277
Other	–	432	–	(3,345)	(2,913)
	29,695	32,697	–	6,076	68,468
Earnings (loss) before taxes	10,278	400	–	(6,076)	4,602
Tax recovery (expense)	(3,932)	(25)	–	566	(3,391)
Earnings (loss) before minority interest	6,346	375	–	(5,510)	1,211
Minority interests	–	(82)	–	–	(82)
Net earnings (loss)	6,346	293	–	(5,510)	1,129

(b) Segmented Balance Sheets

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	384	833	7,876	19,845	28,938
Receivables	8,593	486	11,889	186	21,154
Marketable securities	–	–	–	838	838
Inventories and prepaid expenses	758	2,293	51,211	38	54,300
	9,735	3,612	70,976	20,907	105,230
Capital assets	12,725	67,184	272,008	615	352,532
Net future income taxes	–	4,398	(1,338)	3,482	6,542
Other	–	–	1,663	–	1,663
	22,460	75,194	343,309	25,004	465,967
Liabilities					
Current					
Accounts payable and accrued liabilities	1,669	2,486	11,213	11,930	27,298
Current portion of acquisition credit facility	–	–	–	8,480	8,480
Current portion of obligation under capital lease	–	2,042	420	–	2,462
	1,669	4,528	11,633	20,410	38,240
Acquisition credit facility	–	–	–	161,520	161,520
Liability portion of convertible debt	–	–	–	6,476	6,476
Obligation under capital lease	–	7,589	1,758	–	9,347
Obligation on properties purchased	–	–	–	5,843	5,843
Mine closure and site restoration costs	744	783	5,000	547	7,074
Minority interests	–	12,002	15,581	–	27,583
	2,413	24,902	33,972	194,796	256,083

1999	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	43	2,042	–	52,510	54,595
Receivables	10,084	1,370	–	343	11,797
Marketable securities	–	–	–	1,066	1,066
Inventories and prepaid expenses	955	2,153	–	38	3,146
	11,082	5,565	–	53,957	70,604
Investments	–	–	–	8,976	8,976
Capital assets	14,986	72,831	–	21,959	109,776
	26,068	78,396	–	84,892	189,356
Liabilities					
Current					
Accounts payable and accrued liabilities	1,449	2,129	–	5,556	9,134
Current portion of obligation under capital lease	–	1,678	–	–	1,678
	1,449	3,807	–	5,556	10,812
Obligation under capital lease	–	7,482	–	–	7,482
Obligation on properties purchased	–	–	–	1,001	1,001
Mine closure and site restoration costs	568	580	–	529	1,677
Minority interests	–	9,101	–	–	9,101
	2,017	20,970	–	7,086	30,073

(c) Segmented Statements of Cash Flow

2000	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	6,952	4,575	3,611	(30,092)	(14,954)
Non-cash items	3,734	12,548	3,004	28,944	48,230
	10,686	17,123	6,615	(1,148)	33,276
Net change in non-cash working capital items	1,907	1,100	(4,775)	3,632	1,864
	12,593	18,223	1,840	2,484	35,140
Financing activities					
Acquisition of Quebrada Blanca	–	–	–	170,000	170,000
Common shares issued	–	–	–	25,779	25,779
Other	–	(1,740)	–	(877)	(2,617)
	–	(1,740)	–	194,902	193,162
Investing activities					
Acquisition of Quebrada Blanca	–	–	–	(262,284)	(262,284)
Capital asset acquisitions	(590)	(146)	–	(118)	(854)
Other	7	(245)	(195)	3,033	2,600
	(583)	(391)	(195)	(259,369)	(260,538)
Foreign exchange on cash held in foreign currency	–	–	–	348	348
Intercompany/divisional funding distributions	(11,668)	(17,301)	–	28,969	–
Increase (decrease) in cash for the year	342	(1,209)	1,645	(32,666)	(31,888)
Cash – beginning of year	42	2,042	–	52,511	54,595
Cash – acquired on acquisition of Quebrada Blanca	–	–	6,231	–	6,231
Cash – end of year	384	833	7,876	19,845	28,938

1999	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	6,346	293	–	(5,510)	1,129
Non-cash items	3,902	10,310	–	4,732	18,944
	10,248	10,603	–	(778)	20,073
Net change in non-cash working capital items	(3,294)	695	–	(676)	(3,275)
	6,954	11,298	–	(1,454)	16,798
Financing activities					
Dividends on common shares	–	–	–	(2,429)	(2,429)
Other	–	(725)	–	(459)	(1,184)
	–	(725)	–	(2,888)	(3,613)
Investing activities					
Capital asset acquisitions	(689)	(166)	–	(2,194)	(3,049)
Other	4	(245)	–	(3,890)	(4,131)
	(685)	(411)	–	(6,084)	(7,180)
Foreign exchange on cash held in foreign currency	–	–	–	(582)	(582)
Intercompany/divisional funding distributions	(6,497)	(9,509)	–	16,006	–
Increase (decrease) in cash for the year	(228)	653	–	4,998	5,423
Cash – beginning of year	270	1,389	–	47,249	48,908
Cash – acquired on acquisition of affiliated company	–	–	–	264	264
Cash – end of year	42	2,042	–	52,511	54,595

The geographic distribution of Aur's capital assets and revenues is as follows:

	2000		1999	
	Revenues	**Capital Assets**	Revenues	Capital Assets
	$	**$**	$	$
Canada	**36,695**	**13,339**	39,973	37,042
United States	**–**	**–**	–	2,070
Chile	**52,798**	**339,193**	33,097	70,664
	89,493	**352,531**	73,070	109,776

Aur sold 100% of its copper and zinc concentrates produced by the Louvicourt segment to Noranda Inc. ("Noranda") and approximately 90% of its cathode copper produced by the Andacollo segment to Glencore Asesorías Limitada ("Glencore"). Cathode copper produced by the Quebrada Blanca segment was sold to a number of various consumers.

16. Commitments

(a) Obligation under capital lease

The following is a schedule of future minimum lease payments for mobile mining equipment under capital lease expiring in November 2005:

	$
2001	3,527
2002	3,523
2003	3,519
2004	3,499
2005	386
Total lease payments	14,454
Less withholding taxes	(172)
Less interest	(2,474)
Total present value of minimum capital lease payment	11,808
Current portion	2,462
Long-term portion	9,346

The lease period runs from May 1999 to November 2005 with a total of 10 semi-annual payments remaining.

(b) Operating leases

Aur has other commitments under various mining equipment and office operating lease agreements as follows:

	$
2001	357
2002	279
2003	271
2004	255
2005 and thereafter	226
	1,388

(c) Foreign exchange contracts

Aur has entered into a series of foreign exchange contracts with a major Canadian bank whereunder Aur sold forward $1,012 per month for the twelve-month period from January to December 2001, at an average exchange rate of 67.5¢US per Canadian dollar.

(d) Copper and zinc concentrate sales agreements

Pursuant to a sale agreement with Noranda, Aur has committed to sell to Noranda its share of copper concentrates from the Louvicourt mine in 2001. The prices to be paid for the copper, silver and gold contained in the concentrates are based on London Metal Exchange ("LME") quotations for the quotational period. Aur's share of zinc concentrates from the Louvicourt mine is currently sold to Noranda, at the LME quotation for the quotational period. The quotational period for the respective metals is primarily the second month following receipt of the concentrates at the relevant smelter.

(e) Cathode copper sales agreements

Pursuant to sales agreements with Marc Rich & Co. Investment A.G. ("Marc Rich"), Aur has committed to sell to Marc Rich 1,500 and 2,500 tonnes of cathode copper per month from the Andacollo and Quebrada Blanca mines, respectively, for the twelve-month period from January to December 2001. Aur will receive final settlement prices based on the LME copper settlement price for the month prior to the month of shipment plus an agreed upon premium.

Pursuant to a sale agreement with Glencore, Aur has committed to sell to Glencore 2,000 tonnes of cathode copper per month from the Quebrada Blanca mine for the twelve-month period from January to December 2001. Aur will receive final settlement prices based on the LME copper settlement price for the month prior to the month of shipment plus an agreed upon premium.

Pursuant to a sale agreement with Metals & Commodity Limited ("Enron"). Aur has committed to sell to Enron 500 tonnes of cathode copper per month from the Quebrada Blanca mine for the twelve-month period from January to December 2001. Aur will receive final settlement prices based on the LME copper settlement price for the month of shipment plus an agreed upon premium.

(f) Copper hedge commitment

As a condition to the drawing down of the Acquisition Credit Facility, Aur has entered into a series of copper forward sales contracts with the Lenders for 154 million pounds of copper in 2001 at.a price of $0.87 per pound and 106 million pounds, 50 million pounds and 50 million pounds of copper in 2002, 2003 and 2004, respectively, at a price of $0.83 per pound.

17. Fair value of financial instruments

The carrying amount of cash, accounts receivable and current liabilities approximate their fair value due to the short term maturities of these instruments. Aur's carrying cost and of its portfolio of marketable securities is disclosed on the balance sheets while the market value as at December 31, 2000 was $838 (1999 – $1,066). The carrying cost and market value of long-term investments are disclosed in note 5. The estimated fair value of Aur's foreign exchange forward contracts based on market prices as at December 31, 2000 was a loss of $103 (1999 – gain of $759). The estimated fair value of Aur's smelter settlements receivable based on commodity prices as at December 31, 2000 was a gain of $103 (1999 – gain of $684). The estimated fair value of Aur's copper hedge commitment based on commodity prices as at December 31, 2000 was a gain of $1,303.

Corporate Information

DIRECTORS

James W. Gill
President and Chief Executive Officer,
Aur Resources Inc.
Toronto, Ont.

Norman B. Keevil
Chairman and Chief Executive Officer,
Teck Corporation
Vancouver, B.C.

William J. A. Kennedy*†
Consultant
Grafton, Ont.

Martin Claude Lepage*†
Partner, Stikeman Elliott,
Barristers and Solicitors
Montréal, Qué.

Peter McCarter
Vice-President and Secretary,
Aur Resources Inc.
Toronto, Ont.

William J. Robertson
Retired Executive
Calgary, Alta.

Howard R. Stockford
Executive Vice-President,
Aur Resources Inc.
Toronto, Ont.

Leo J. Thibodeau*†
Retired Executive
Windsor, Ont.

* Member of Audit Committee

† Member of Compensation Committee

EXECUTIVE OFFICERS

James W. Gill, Ph.D.
President and Chief Executive Officer

Howard R. Stockford, P. Eng.
Executive Vice-President

Peter McCarter, LL.B.
Vice-President and Secretary

Ronald P. Gagel, C.A.
Vice-President and Chief Financial Officer

SENIOR STAFF

Ed Guimaraes
Controller

Kathryn J. Noble
Assistant Secretary

DIVISIONAL MANAGEMENT

North & Central America Division

Edmund J. Stuart
President

Michel Rodrigue
Mine Manager, Louvicourt Mine

Rodrigue Ouellet
Exploration Manager

Don Dudek
Regional Exploration Manager,
Western Canada

South America Division

David W. Brace
President

Michel Drouin
Vice-President, Business Development

David J. Libby
Vice-President, Mining Operations

J. Britt Reid
Mine Manager, Quebrada Blanca Mine

Piero Venturini
Mine Manager, Andacollo Mine

Eric Roth
Exploration Manager, Chile

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Canada

LEGAL COUNSEL

Aird & Berlis
Toronto, Canada

Carey y Cia. Ltda.
Santiago, Chile

Philippi, Yrarrázaval, Pulido & Brunner
Santiago, Chile

Stikeman Elliott
Montréal, Canada

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

KEY SUBSIDIARIES

Compañía Minera Aur Resources Chile Ltda.

Compañía Minera Carmen de Andacollo

Compañía Minera Quebrada Blanca S.A.

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange
Symbol – AUR

ANNUAL MEETING

The Annual and Special Meeting of shareholders of the Corporation will be held at 4:30 pm on Thursday, April 26, 2001, at the TSE Conference Centre, Exchange Tower, 130 King St. W., Toronto, Ontario

Designed by Stratagem Marketing & Design
Photography by Louie Palu
Printed in Canada

Adelaide Street East
Suite 2501
Toronto, Ontario
5C 2V9
Telephone: 416-362-2614
Fax: 416-367-0427
E-mail: info@aurresources.com
www.aurresources.com

Avenida Vitacura, 2939
Piso 24
Las Condes, Santiago, Chile
Telephone: 56-2-332-0186
Fax: 56-2-332-0194

Flin Flon, Manitoba
Santiago, Chile
Val d'Or, Quebec

3rd Avenue East
P.O. Box 2117
Val d'Or, Québec
6V2
Telephone: 819-736-3551
Fax: 819-736-7221

Camino Chepiquilla s/n
Casilla 3, Andacollo
Region, Chile
Telephone: 56-51-431-589
Fax: 56-51-431-587

ar 493, Piso 2 y 3
Iquique
Region, Chile
Iquique Office:
Telephone: 011-56-57-408-400
Fax: 011-56-57-426-028
Mine Site:
Telephone: 011-56-57-408-200
Fax: 011-56-57-408-264